CLIFFORD CHANCE	LIMITED LIABILITY PARTNERSHIP

CONFORMED COPY

BEMA GOLD CORPORATION

U.S.$70,000,000 3.25 per cent. Convertible Notes due 2011

_____________________________________________________________________________

TRUST DEED

_____________________________________________________________________________

THIS TRUST DEED is made on 25 February 2004

BETWEEN:

(1)	BEMA GOLD CORPORATION (the "Issuer"); and

(2)	BNY TRUST COMPANY OF CANADA (the "Trustee", which expression includes, where the context admits, all persons for the time being the trustee or trustees of this Trust Deed).

WHEREAS

(A)
The Issuer has authorised the creation and issue of U.S.$70,000,000 in aggregate principal amount of 3.25 per cent. Convertible Notes due 25 February 2011 convertible into common shares, of no par value each, in the share capital of the Issuer (the "Shares") to be constituted in relation to this Trust Deed.

(B)	The Trustee has agreed to act as trustee of this Trust Deed on the following terms and conditions.

NOW THIS DEED WITNESSES AND IT IS HEREBY DECLARED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1

Definitions

In this Trust Deed the following expressions have the following meanings:

"Agency Agreement" means the agreement appointing the initial Paying and Conversion Agents and any other agreement for the time being in force appointing Successor paying and conversion agents, together with any agreement for the time being in force amending or modifying with the prior written approval of the Trustee any of the aforesaid agreements;

Appointee" means any delegate, agent, nominee or custodian appointed pursuant to the provisions of this Trust Deed;

"Authorised Signatory" means in relation to the Issuer, any one director or officer of the Issuer notified to the Trustee by any director as being an Authorised Signatory pursuant to sub-clause 5.19 (Authorised Signatories);

"Clearstream, Luxembourg" means Clearstream Banking, société anonyme;

"Conditions" means the terms and conditions to be endorsed on the Notes, in the form or substantially in the form set out in Part C of Schedule 2 and any reference in this Trust Deed to a particular numbered Condition shall be construed in relation to the Notes accordingly;

"Couponholder" means the holder of a Coupon;

"Coupons" means the bearer interest coupons in or substantially in the form set out in Part B of Schedule 2 appertaining to the Notes and for the time being outstanding or as the context may require a specific number thereof and includes any replacement Coupons issued pursuant to Condition 42 (Replacement of Notes and Coupons);

"Euroclear" means Euroclear Bank S.A./N.V. as operator of the Euroclear System;

"Event of Default" means any one of those circumstances described in Condition 10 (Events of Default) but where such event is, pursuant to the provisions of Condition 10 (Events of Default), required to be certified by the Trustee to be materially prejudicial to the interests of Noteholders, only if, such event is so certified;

"Extraordinary Resolution" has the meaning set out in Schedule 3;

"Global Notes" means the Temporary Global Note and Permanent Global Note to be issued pursuant to Clause 3.1 (Global Notes);

"Liability" means any loss, damage, cost, charge, claim, demand, expense, judgment, action, proceeding or other liability whatsoever (including, without limitation, in respect of taxes, duties, levies, imposts and other charges) and including any value added tax or similar tax charged or chargeable in respect thereof and legal fees and expenses on a full indemnity basis;

"Material Subsidiary" means any Subsidiary of the Issuer:

(i)
whose total assets at the time of at least one of the three most recently published consolidated audited financial statements of the Issuer represent at least 10 per cent, of the consolidated total assets of the Issuer; or

(ii)
whose revenues at the time of at least one of the three most recently published consolidated audited financial statements of the Issuer represent at least 10 per cent, of the consolidated total revenues of the Issuer, provided that in the case of a Subsidiary acquired or an entity which becomes a Subsidiary after the end of the financial period to which the then latest audited consolidated financial statements of the Issuer relate, the reference to the then latest audited consolidated financial statements for the purposes of the calculation above shall, until audited consolidated financial statements of the Issuer are published for the financial period in which the acquisition is made or, as the case may be, in which such entity becomes a Subsidiary, be deemed to be a reference to the then latest consolidated financial statements of the Issuer adjusted in such manner as the Issuer shall consider appropriate to consolidate the latest audited accounts of such Subsidiary in such accounts; and a certificate signed by two directors of the Issuer that in their opinion a Subsidiary of the Issuer is or is not or was or was not at any time or throughout any specified period a Material Subsidiary shall, in the absence of manifest or proven error, be conclusive and binding on all parties;

"Noteholder" and (in relation to a Note) "holder" means the bearer of a Note;

"Notes" means bearer notes in the denomination of U.S.$10,000 each comprising the U.S.$70,000,000 in aggregate principal amount of 3.25 per cent. Convertible Notes due 25 February 2011 constituted in relation to this Trust Deed in or substantially in the form set out in Schedule 2, and for the time being outstanding or, as the case may be, a specific number thereof and includes any replacement Notes issued pursuant to Condition 42 (Replacement of Notes and Coupons) and (except for the purposes of Clause 3.1 (Global Notes) and 3.3 (Signature)) each Global Note for so long as it has not been exchanged in accordance with the terms thereof;

"outstanding" means, in relation to the Notes, all the Notes other than:

(a)	those which have been redeemed in accordance with this Trust Deed;

(b)	those in respect of which Conversion Rights have been exercised and the obligations of the Issuer in relation thereto duly performed;

(c)
those in respect of which the date for redemption in accordance with the provisions of the Conditions has occurred and for which the redemption moneys (including all interest accrued thereon to such date for redemption) have been duly paid to the Trustee or the Principal Paying and Conversion Agent in the manner provided for in the Agency Agreement (and, where appropriate, notice to that effect has been given to the Noteholders in accordance with Condition 47 (Notices)) and remain available for payment in accordance with the Conditions;

(d)
those which have been purchased and surrendered for cancellation as provided in Condition 7(f) (Redemption and Purchase - Cancellation) and notice of the cancellation of which has been given to the Trustee;

(e)	those in respect of which claims for principal which have become void under Condition 41 (Prescription);

(f)	those mutilated or defaced Notes which have been surrendered or cancelled and in respect of which replacement Notes have been issued pursuant to Condition 42 (Replacement of Notes and Coupons);

(g)
(for the purpose only of ascertaining the amount of the Notes outstanding and without prejudice to the status for any other purpose of the relevant Notes) those Notes which are alleged to have been lost, stolen or destroyed and in respect of which replacements have been issued pursuant to Condition 42 (Replacement of Notes and Coupons);

provided that for each of the following purposes, namely:

(iii)	the right to attend and vote at any meeting of Noteholders;

(iv)
he determination of how many and which Notes are for the time being outstanding for the purposes of Clauses 7.1 (Legal Proceedings) and 6.1 (Waiver), Condition 5 (Negative Pledge), Condition 7(c) (Redemption and Purchase - Redemption at the Option of the Issuer), Condition 10 (Events of Default), Condition 44 (Meetings of Noteholders; Modification and Waiver) and Condition 45 (Enforcement) and Schedule 3; and

(v)
any discretion, power or authority, whether contained in this Trust Deed or provided by law, which the Trustee is required to exercise in or by reference to the interests of the Noteholders or any of them;

those Notes (if any) which are for the time being held by any person (including but not limited to the Issuer or any of its Subsidiaries) for the benefit of the Issuer or any of its Subsidiaries shall (unless and until ceasing to be so held) be deemed not to remain outstanding;

"Paying and Conversion Agents" means the several institutions (including, where the context permits, the Principal Paying and Conversion Agent) at their respective Specified Offices initially appointed pursuant to the Agency Agreement and/or, if applicable, any Successor paying and conversion agents, at their respective Specified Offices;

"Permanent Global Note" means the Permanent Global Note to be issued pursuant to Clause 3.1 (Global Notes) in the form or substantially in the form set out in Part B of Schedule 1;

"Potential Event of Default" means an event or circumstance which could, with the giving of notice, lapse of time, the issuing of a certificate and/or fulfilment of any other requirement provided for in Condition 10 (Events of Default) become an Event of Default;

"Principal Paying and Conversion Agent" means the institution at its Specified Office initially appointed as principal paying and conversion agent pursuant to the Agency Agreement or, if applicable, any Successor principal paying and conversion agent at its Specified Office;

"Repay" shall include "redeem" and vice versa and "repaid", "repayable", "repayment", "redeemed", "redeemable" and "redemption" shall be construed accordingly;

"Specified Office" means, in relation to any Paying and Conversion Agent, either the office identified with its name in the Conditions or any other office notified to any relevant parties pursuant to the Agency Agreement;

"Subsidiary" means, in relation to the Issuer at any particular time, any other Person:

(i)
whose affairs and policies the Issuer controls or has the power to control, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of such Person or otherwise; or

(ii)	whose financial statements are, in accordance with applicable law and generally accepted accounting principles, consolidated with those of the Issuer;

"Successor" means, in relation to the Paying and Conversion Agents, such other or further person, as may from time to time be appointed pursuant to the Agency Agreement as a Paying and Conversion Agent;

"Temporary Global Note" means the Temporary Global Note to be issued pursuant to Clause 3.1 (Global Notes) in the form or substantially in the form set out in Part A of Schedule 1;

"this Trust Deed" means this Trust Deed and the Schedules (as from time to time modified in accordance with the provisions contained herein) and (unless the context requires otherwise) includes any deed or other document executed in accordance with the provisions hereof (as from time to time modified as aforesaid) and expressed to be supplemental hereto;

"Trustee Acts" means both the Trustee Act 1925 and the Trustee Act 2000 of England and Wales;

"Written Resolution" means a resolution in writing signed by or on behalf of all holders of Notes who for the time being are entitled to receive notice of a meeting in accordance with the provisions of this Trust Deed whether contained in one document or several documents in like form, each signed by or on behalf of one or more such holders of the Notes.

1.2	Principles of interpretation In this Trust Deed references to:

1.2.1
Statutory modification: a provision of any statute shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under such modification or re-enactment;

	1.2.2	Tax: costs, charges or expenses shall include any value added tax or similar tax charged or chargeable in respect thereof;

1.2.3
Enforcement of rights: an action, remedy or method of judicial proceedings for the enforcement of rights of creditors shall include, in respect of any jurisdiction other than England, references to such action, remedy or method of judicial proceedings for the enforcement of rights of creditors available or appropriate in such jurisdictions as shall most nearly approximate thereto;

1.2.4

Clauses and Schedules: a Schedule or a Clause or sub-clause, paragraph or sub-paragraph is, unless otherwise stated, to a schedule hereto or a clause or subclause, paragraph or sub-paragraph hereof respectively;

	1.2.5	Principal: principal shall, when applicable, include premium;

1.2.6
Clearing systems: Euroclear and/or Clearstream, Luxembourg shall, wherever the context so admits, be deemed to include references to any additional or alternative clearing system approved by the Issuer and the Trustee;

1.2.7
Trust Corporation: a trust corporation denotes a corporation entitled by rules made under the Public Trustee Act 1906 to act as a custodian trustee or entitled pursuant to any other legislation applicable to a trustee in any jurisdiction other than England to act as trustee and carry on trust business under the laws of the country of its incorporation; and

1.2.8
Gender: words denoting the masculine gender shall include the feminine gender also, words denoting persons only shall include companies, corporations and partnerships and words importing the singular number only shall include the plural and in each case vice versa.

1.3

The Conditions

In this Trust Deed, unless the context requires or the same are otherwise defined, words and expressions defined in the Conditions and not otherwise defined herein shall have the same meaning in this Trust Deed.

1.4	Headings The headings and sub-headings are for ease of reference only and shall not affect the construction of this Trust Deed.

1.5	The Schedules The schedules are part of this Trust Deed and shall have effect accordingly.

2.	COVENANT TO REPAY

2.1

Covenant to Repay

The Issuer covenants with the Trustee that it will, as and when the Notes or any of them become due to be redeemed or any principal on the Notes or any of them becomes due to be repaid in accordance with the Conditions, unconditionally pay or procure to be paid to or to the order of the Trustee in U.S. dollars in New York City in immediately available freely transferable funds the principal amount of the Notes or any of them becoming due for redemption or repayment on that date and shall (subject to the provisions of the Conditions) until all such payments (both before and after judgment or other order) are duly made unconditionally pay or procure to be paid to or to the order of the Trustee as aforesaid on the dates provided for in the Conditions interest on the principal amount of the Notes or any of them outstanding from time to time as set out in the Conditions provided that:

2.1.1
every payment of principal or interest in respect of the Notes or any of them made to the Principal Paying and Conversion Agent in the manner provided in the Agency Agreement shall satisfy, to the extent of such payment, the relevant covenant by the Issuer contained in this Clause except to the extent that there is default in the subsequent payment thereof to the Noteholders or Couponholders (as the case may be) in accordance with the Conditions;

2.1.2
if any payment of principal or interest in respect of the Notes or any of them is made after the due date, payment shall be deemed not to have been made until either the full amount is paid to the Noteholders or, if earlier, the seventh day after notice has been given to the Noteholders or Couponholders (as the case may be) in accordance with the Conditions that the full amount has been received by the Principal Paying and Conversion Agent or the Trustee except, in the case of payment to the Principal Paying and Conversion Agent, to the extent that there is failure in the subsequent payment to the Noteholders or Couponholders (as the case may be) under the Conditions; and

2.1.3
in any case where payment of the whole or any part of the principal amount due in respect of any Note is improperly withheld or refused upon due presentation (if so provided for in the Conditions) of the Note, interest shall accrue on the whole or such part of such principal amount from the date of such withholding or refusal until the date either on which such principal amount due is paid to the Noteholders or, if earlier, the seventh day after which notice is given to the Noteholders in accordance with the Conditions that the full amount payable in respect of the said principal amount is available for collection by the Noteholders provided that on further due presentation thereof (if so provided for in the Conditions) such payment is in fact made.

The Trustee will hold the benefit of this covenant and the covenant in Clause 4 (Covenant to comply with Trust Deed and Schedules) on trust for the Noteholders and Couponholders.

2.2	Following an Event of Default At any time after any Event of Default or Potential Event of Default shall have occurred, the Trustee may:

2.2.1
by notice in writing to the Issuer, the Principal Paying and Conversion Agent and the other Paying and Conversion Agents require the Principal Paying and Conversion Agent and the other Paying and Conversion Agents or any of them:

(a)
to act thereafter, until otherwise instructed by the Trustee, as Paying and Conversion Agents of the Trustee under the provisions of this Trust Deed on the terms provided in the Agency Agreement (with consequential amendments as necessary and save that the Trustee's liability under any provisions thereof for the indemnification, remuneration and payment of out-of-pocket expenses of the Paying and Conversion Agents shall be limited to amounts for the time being held by the Trustee on the trusts of this Trust Deed in relation to the Notes on the terms of this Trust Deed and available to the Trustee for such purpose) and thereafter to hold all Notes and Coupons and all sums, documents and records held by them in respect of Notes and Coupons on behalf of the Trustee; and/or

(b)

to deliver up all Notes and Coupons and all sums, documents and records held by them in respect of Notes and Coupons to the Trustee or as the Trustee shall direct in such notice provided that such notice shall be deemed not to apply to any document or record which the relevant Paying and Conversion Agent is obliged not to release by any law or regulation; and

2.2.2
by notice in writing to the Issuer require the Issuer to make all subsequent payments in respect of Notes and Coupons to or to the order of the Trustee and with effect from the issue of any such notice until such notice is withdrawn, sub-clause 2.1.1 to Clause 2.1 (Covenant to Repay) and (so far as it concerns payments by the Issuer) Clause 8.4 (Payment to Noteholders and Couponholders) shall cease to have effect.

2.3

Trustee's Discretion to Convert Before Redemption

At any time after an election by the Trustee pursuant to Condition 15 (Trustee's Discretion to Convert Before Redemption), the Trustee may by notice in writing to the Issuer, the Principal Paying and Conversion Agent and the other Paying and Conversion Agents require the Principal Paying and Conversion Agent and the other Paying and Conversion Agents or any of them:

2.3.1
to act thereafter, until otherwise instructed by the Trustee, as Paying and Conversion Agents of the Trustee in relation to payments to be made by or on behalf of the Trustee in respect of Unconverted Notes under the provisions of this Trust Deed on the terms provided in the Agency Agreement (with consequential amendments as necessary and save that the Trustee's liability under any provisions thereof for the indemnification, remuneration and payment of out-of-pocket expenses of the Paying and Conversion Agents shall be limited to amounts for the time being held by the Trustee on the trusts of this Trust Deed in relation to the relevant Unconverted Notes on the terms of this Trust Deed) and thereafter to hold all such Unconverted Notes and all sums, documents and records held by them in respect of such Unconverted Notes on behalf of the Trustee; or

2.3.2
to deliver up all such Unconverted Notes and all sums, documents and records held by them in respect of such Unconverted Notes to the Trustee or as the Trustee shall direct in such notice provided that such notice shall be deemed not to apply to any document or record which the relevant Paying and Conversion Agent is obliged not to release by any law or regulation.

3.	THE NOTES

3.1	Global Notes

3.1.1
The Notes will initially be represented by the Temporary Global Note in the principal amount of U.S.$70,000,000. Interests in the Temporary Global Note shall be exchangeable, in accordance with its terms, for interests in the Permanent Global Note.

	3.1.2	The Permanent Global Note shall be exchangeable, in accordance with its terms, for Notes in definitive form.

3.2

The definitive Notes

The definitive Notes and the Coupons will be security printed in accordance with applicable legal and stock exchange requirements substantially in the forms set out in Schedule 2. The Notes will be endorsed with the Conditions.

3.3

Signature

The Global Notes, the Notes and the Coupons will be signed manually or in facsimile by a duly authorised person designated by the Issuer and, in the case of the Global Notes and the Notes will be authenticated manually by or on behalf of the Principal Paying and Conversion Agent. The Issuer may use the facsimile signature of a person who at the date of this Trust Deed is such a duly authorised person even if at the time of issue of any Notes and/or Coupons he no longer holds that office. Notes and Coupons so executed and authenticated will be binding and valid obligations of the Issuer.

3.4

Entitlement to treat holder as owner

The Issuer, the Trustee and any Paying and Conversion Agent may deem and treat the holder of any Note and any Coupon appertaining to the relevant Note as the absolute owner of such Note or such Coupon as the case may be (whether or not such Note or such Coupon shall be overdue and notwithstanding any notation of ownership or other writing thereon or any notice of previous loss or theft of such Note or Coupon) for all purposes and, except as ordered by a court of competent jurisdiction or as required by applicable law, the Issuer, the Trustee and the Paying and Conversion Agents shall not be affected by any notice to the contrary. All payments made to any such holder shall be valid and, to the extent of the sums so paid, effective to satisfy and discharge the liability for the moneys payable upon the Notes and Coupons.

4.

COVENANT TO COMPLY WITH TRUST DEED AND SCHEDULES

The Issuer hereby covenants with the Trustee to comply with those provisions of this Trust Deed and the Conditions which are expressed to be binding on it and to perform and observe the same. The Notes and the Coupons are subject to the provisions contained in this Trust Deed, all of which shall be binding upon the Issuer, the Noteholders and the Couponholders and all persons claiming through or under them respectively.

5.	COVENANTS BY THE ISSUER The Issuer hereby covenants with the Trustee that, so long as any of the Notes remain outstanding, it will:

5.1

Books of account

At all times keep and procure that all its Subsidiaries keep such books of account as may be necessary to comply with all applicable laws and so as to enable the financial statements of the Issuer to be prepared and allow the Trustee and any person appointed by it free access to the same at all reasonable times and to discuss the same with responsible officers of the Issuer;

5.2

Event of Default

Give notice in writing to the Trustee forthwith upon becoming aware of any Event of Default or Potential Event of Default and without waiting for the Trustee to take any further action;

5.3

Certificate of Compliance

Provide to the Trustee within 10 days of any request by the Trustee and at the time of the despatch to the Trustee of its annual balance sheet and profit and loss account, and in any event not later than 180 days after the end of its financial year, a certificate, signed by two directors of the Issuer certifying that up to a specified date not earlier than seven days prior to the date of such certificate (the "Certified Date") the Issuer has complied with its obligations under this Trust Deed (or, if such is not the case, giving details of the circumstances of such non-compliance) and that as at such date there did not exist nor had there existed at any time prior thereto since the Certified Date in respect of the previous such certificate (or, in the case of the first such certificate, since the date of this Trust Deed) any Event of Default or Potential Event of Default or other matter which would affect the Issuer's ability to perform its obligations under this Trust Deed or (if such is not the case) specifying the same;

5.4

Accounts in relation to Material Subsidiaries

Ensure that such accounts are prepared as may be necessary to determine which subsidiaries are Material Subsidiaries and give to the Trustee at the time of issue of every audited consolidated balance sheet of the Issuer and at any other time upon the request of the Trustee a certificate or report by two directors of the Issuer or other person duly authorised on its behalf specifying the Material Subsidiaries at the date of such balance sheet or request;

5.5

Certificate relating to Material Subsidiaries

Give to the Trustee, as soon as reasonably practicable after the acquisition or disposal of any company which thereby becomes or ceases to be a Material Subsidiary or after any transfer is made to any Subsidiary which thereby becomes a Material Subsidiary, a certificate by two directors of the Issuer or other person duly authorised on its behalf to such effect;

5.6

Certificate relating to listed Material Subsidiaries

Provide to the Trustee at the time of issue of every audited consolidated balance sheet of the Issuer and at any other time upon the request of the Trustee a certificate signed by two directors specifying the Material Subsidiaries the ordinary or common shares of which are admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system for the purposes of Condition 5 at the date of such balance sheet or request;

5.7

Information

So far as permitted by applicable law, at all times give to the Trustee such information, opinions, certificates and other evidence as it shall require and in such form as it shall require (including, without limitation, the certificates called for by the Trustee pursuant to Clause 5.3 (Certificate of Compliance) for the performance of its functions;

5.8

Notes held by Issuer

Send to the Trustee forthwith upon being so requested in writing by the Trustee a certificate of the Issuer (signed on its behalf by two Authorised Signatories) setting out the total number of Notes which at the date of such certificate are held by or for the benefit of the Issuer or any Subsidiary;

5.9

Execution of further Documents

So far as permitted by applicable law, at all times execute all such further documents and do all such further acts and things as may be necessary at any time or times in the opinion of the Trustee to give effect to the provisions of this Trust Deed;

5.10	Notices to Noteholders Send or procure to be sent to the Trustee not less than three days prior to the date of publication, for the Trustee's approval, one copy of each notice to be given to the

Noteholders in accordance with the Conditions and not publish such notice without such approval and, upon publication, send to the Trustee two copies of such notice (such approval, unless so expressed, not to constitute approval of such notice for the purpose of Section 21 of the Financial Services and Markets Act 2000);

5.11

Notification of non-payment

Use its best endeavours to procure that the Principal Paying and Conversion Agent notifies the Trustee forthwith in the event that it does not, on or before the due date for payment in respect of the Notes or any of them or any of the Coupons, receive unconditionally the full amount in the relevant currency of the moneys payable on such due date on all such Notes or Coupons;

5.12

Notification of late payment

In the event of the unconditional payment to the Principal Paying and Conversion Agent or the Trustee of any sum due in respect of the Notes or any of them or any of the Coupons being made after the due date for payment thereof, forthwith give notice to the Noteholders that such payment has been made;

5.13

Notification of redemption or repayment

Not less than the number of days specified in the relevant Condition prior to the redemption or repayment date in respect of any Note, give to the Trustee notice in writing of the amount of such redemption or repayment pursuant to the Conditions;

5.14

Optional redemption

If the Issuer gives notice to the Trustee that it intends to redeem the Notes pursuant to Condition 7(c) (Redemption at the Option of the Issuer) the Issuer shall, prior to giving such notice to the Noteholders, provide such information to the Trustee as the Trustee requires in order to satisfy itself of the matters referred to in such Condition;

5.15

Obligations of Paying and Conversion Agents

Observe and comply with its obligations and use all reasonable endeavours to procure that the Paying and Conversion Agents observe and comply with all their obligations under the Agency Agreement and notify the Trustee immediately it becomes aware of any material breach of such obligations, or failure by a Paying and Conversion Agent to comply with such obligations, in relation to the Notes or Coupons;

5.16	Listing of the Notes At all times use all reasonable endeavours to maintain the listing of the Notes on the Luxembourg Stock Exchange or:

5.16.1
if it is unable to do so having used all reasonable endeavours or if the maintenance of such listing is agreed by the Trustee to be unduly burdensome or impractical, use reasonable endeavours to obtain and maintain a quotation or listing of the Notes on such other stock exchange or exchanges or securities market or markets as the Issuer may (with the approval of the Trustee) decide and give notice of the identity of such other stock exchange or exchanges or securities market or markets to the Noteholders; and

	5.16.2	if the Transparency Directive enters into force in a form which would require the Issuer to publish financial information either more regularly than it otherwise would be required to or according to accounting principles which are materially different from the accounting principles which it would otherwise use to prepare its published financial information, the Issuer may as an alternative (with the approval of the Trustee) procure the admission to listing, trading and/or quotation for the Notes by such other listing authority, stock exchange and/or quotation system outside the European Union as it may (with the approval of the Trustee) decide and the Issuer shall, use all reasonable endeavours to maintain any such alternative admission and be responsible for any fees incurred in connection with seeking and maintaining any such alternative admission;

5.17

Listing of the Shares

At all times use all reasonable endeavours to maintain the listing of the Shares on the Relevant Exchange or, if it is unable to do so having used all reasonable endeavours or if the maintenance of such listing is agreed by the Trustee to be unduly burdensome or impractical, use all reasonable endeavours to procure and maintain as aforesaid the admission to listing, trading and/or quotation for the Shares by such other listing authorities, stock exchanges and/or quotation systems as it may (with the approval of the Trustee) decide and shall be responsible for any fees incurred in connection therewith;

5.18

Listing of Shares issued upon conversion

At all times use all reasonable endeavours to procure and maintain a listing on the Relevant Exchange (and/or such other listing authorities, stock exchanges and/or quotation systems by which the Shares are then admitted to listing, trading and/or quotation) of any Shares issued upon conversion of the Notes in accordance with the Conditions;

5.19

Authorised Signatories

Upon the execution hereof and thereafter forthwith upon any change of the same, deliver to the Trustee (with a copy to the Principal Paying and Conversion Agent) a list of the Authorised Signatories of the Issuer together with certified specimen signatures of the same;

5.20

Payments

Pay moneys payable by it to the Trustee hereunder without set off, counterclaim, deduction or withholding, unless otherwise compelled by law and in the event of any deduction or withholding compelled by law will pay such additional amount as will result in the payment to the Trustee of the amount which would otherwise have been payable by it to the Trustee hereunder;

5.21

Notice of the end of the Conversion Period

On giving notice to redeem the Notes pursuant to Condition 7(c) (Redemption at the Option of the Issuer) and six weeks prior to the final expiry of the Conversion Period (assuming no early redemption of the Notes) give notice to the Noteholders in accordance with the Conditions reminding Noteholders of the Conversion Right then arising or current and stating the then current Conversion Price;

5.22

Notice of Conversion Price adjustment

As soon as practicable after the happening of any event as a result of which the Conversion Price will be adjusted pursuant to this Trust Deed and the Conditions, give notice to the Trustee and the Noteholders in accordance with the Conditions advising them of the date on which the relevant adjustment of the Conversion Price is likely to become effective and of the effect of exercising their Conversion Rights pending such date; and

5.23

Directors’ Certificate

Upon the happening of an event as a result of which the Conversion Price will be adjusted pursuant to this Trust Deed and the Conditions as soon as reasonably practicable deliver to the Trustee a certificate signed by two directors of the Issuer, on behalf of the Issuer, setting forth brief particulars of the event, and the adjusted Conversion Price and the date on which such adjustment takes effect and in any case setting forth such other particulars and information as the Trustee may reasonably require.

6.	AMENDMENTS

6.1

Waiver

The Trustee may, without any consent or sanction of the Noteholders or Couponholders and without prejudice to its rights in respect of any subsequent breach, condition, event or act, from time to time and at any time, but only if and in so far as in its opinion the interests of the Noteholders shall not be materially prejudiced thereby, authorise or waive, on such terms and conditions (if any) as shall seem expedient to it, any breach or proposed breach of any of the covenants or provisions contained in this Trust Deed or the Notes or Coupons or determine that any Event of Default or Potential Event of Default shall not be treated as such for the purposes of this Trust Deed; any such authorisation, waiver or determination shall be binding on the Noteholders, the Couponholders and, if, but only if, the Trustee shall so require, the Issuer shall cause such authorisation, waiver or determination to be notified to the Noteholders as soon as practicable thereafter in accordance with the Condition relating thereto; provided that the Trustee shall not exercise any powers conferred upon it by this Clause in contravention of any express direction by an Extraordinary Resolution or of a request in writing made by the holders of not less than 25 per cent. in aggregate principal amount of the Notes then outstanding (but so that no such direction or request shall affect any authorisation, waiver or determination previously given or made) or so as to authorise or waive any such breach or proposed breach relating to any of the matters the subject of the Reserved Matters as specified and defined in the Conditions.

6.2	Modifications The Trustee may from time to time and at any time without any consent or sanction of the Noteholders or Couponholders concur with the Issuer in making:

6.2.1
any modification to this Trust Deed (other than in respect of Reserved Matters as specified and defined in the Conditions or any provision of this Trust Deed referred to in that specification) or the Notes which in the opinion of the Trustee it may be proper to make provided the Trustee is of the opinion that such modification will not be materially prejudicial to the interests of the Noteholders; or

	6.2.2	any modification to this Trust Deed or the Notes if in the opinion of the Trustee such modification is of a formal, minor or technical nature or made to correct a manifest error.

Any such modification shall be binding on the Noteholders and the Couponholders and, unless the Trustee otherwise agrees, the Issuer shall cause such modification to be notified to the Noteholders as soon as practicable thereafter in accordance with the Conditions.

7.	ENFORCEMENT

7.1

Legal Proceedings

The Trustee may at any time, at its discretion and without further notice, institute such proceedings against the Issuer as it may think fit to recover any amounts due in respect of the Notes which are unpaid or to enforce any of its rights under this Trust Deed or the Conditions but it shall not be bound to take any such proceedings unless:

	7.1.1	it shall have been so directed by an Extraordinary Resolution or so requested in writing by the holders of at least one-quarter in principal amount of the outstanding Notes; and

7.1.2
it shall have been indemnified and/or secured to its satisfaction against all liabilities, proceedings, claims and demands to which it may thereby become liable and all costs, charges and expenses which may be incurred by it in connection therewith and provided that the Trustee shall not be held liable for the consequence of taking any such action and may take such action without having regard to the effect of such action on individual Noteholders or Couponholders.

Only the Trustee may enforce the provisions of the Notes or this Trust Deed and no Noteholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

7.2

Evidence of Default

If the Trustee (or any Noteholder or Couponholder where entitled under this Trust Deed so to do) makes any claim, institutes any legal proceeding or lodges any proof in a winding-up or insolvency of the Issuer under this Trust Deed or under the Notes, proof therein that:

7.2.1
as regards any specified Note the Issuer has made default in paying any principal due in respect of such Note shall (unless the contrary be proved) be sufficient evidence that the Issuer has made the like default as regards all other Notes in respect of which a corresponding payment is then due; and

7.2.2
as regards any specified Coupon the Issuer has made default in paying any interest due in respect of such Coupon shall (unless the contrary be proved) be sufficient evidence that the Issuer has made the like default as regards all other Coupons in respect of which a corresponding payment is then due, and for the purposes of Clauses 7.2.1 and 7.2.2 a payment shall be a "corresponding" payment notwithstanding that it is due in respect of a Note of a different denomination from that in respect of the above specified Note or specified Coupon.

8.	APPLICATION OF MONEYS

8.1

Application of Moneys

All moneys received by the Trustee in respect of the Notes or amounts payable under this Trust Deed will despite any appropriation of all or part of them by the Issuer (including any moneys which represent principal or interest in respect of Notes or Coupons which have become void under the Conditions) be held by the Trustee on trust to apply them (subject to Clause 8.2 (Investment of Moneys):

8.1.1
first, in payment or satisfaction of the costs, charges, expenses and liabilities incurred by the Trustee in the preparation and execution of the trusts of this Trust Deed (including remuneration of the Trustee);

	8.1.2	secondly, in or towards payment pari passu and rateably of all arrears of interest remaining unpaid in respect of the Notes and all principal moneys due on or in respect of the Notes; and

	8.1.3	thirdly, the balance (if any) in payment to the Issuer.

8.2

Investment of Moneys

If the amount of the moneys at any time available for payment of principal and interest in respect of the Notes under Clause 8.1 (Application of Moneys) shall be less than a sum sufficient to pay at least one-tenth of the principal amount of the Notes then outstanding, the Trustee may, at its discretion, invest such moneys upon some or one of the investments hereinafter authorised with power from time to time, with like discretion, to vary such investments; and such investment with the resulting income thereof may be accumulated until the accumulations together with any other funds for the time being under the control of the Trustee and available for the purpose shall amount to a sum sufficient to pay at least one-tenth of the principal amount of the Notes then outstanding and such accumulation and funds (after deduction of any taxes and any other deductibles applicable thereto) shall then be applied in the manner aforesaid.

8.3

Authorised Investments

Any moneys which under this Trust Deed may be invested by the Trustee may be invested in the name or under the control of the Trustee in any of the investments for the time being authorised by English law for the investment by trustees of trust moneys or in any other investments, whether similar to those aforesaid or not, which may be selected by the Trustee or by placing the same on deposit in the name or under the control of the Trustee with such bank or other financial institution as the Trustee may think fit and in such currency as the Trustee in its absolute discretion may determine and the Trustee may at any time vary or transfer any of such investments for or into other such investments or convert any moneys so deposited into any other currency and shall not be responsible for any Liability occasioned by reason of any such investments or such deposit whether by depreciation in value, fluctuation in exchange rates or otherwise.

8.4

Payment to Noteholders and Couponholders

The Trustee shall give notice to the Noteholders in accordance with the Conditions of the date fixed for any payment under Clause 8.1 (Application of Moneys). Any payment to be made in respect of the Notes or the Coupons by the Issuer or the Trustee may be made in the manner provided in the Conditions, the Agency Agreement and this Trust Deed and any payment so made shall be a good discharge to the extent of such payment, by the Issuer or the Trustee, as the case may be. Any payment in full of interest made in respect of a Coupon in the manner aforesaid shall extinguish any claim of a Noteholder which may arise directly or indirectly in respect of such interest.

8.5

Production of Notes and Coupons

Upon any payment under Clause 8.4 (Payment to Noteholders and Couponholders) of principal or interest, the Note or Coupon in respect of which such payment is made shall, if the Trustee so requires, be produced to the Trustee or the Paying and Conversion Agent by or through whom such payment is made and the Trustee shall, in the case of part payment, enface or cause such Paying and Conversion Agent to enface a memorandum of the amount and date of payment thereon or, in the case of payment in full, shall cause such Note or Coupon to be surrendered or shall cancel or procure the same to be cancelled and shall certify or procure the certification of such cancellation.

8.6

Noteholders to be treated as holding all Coupons

Wherever in this Trust Deed the Trustee is required or entitled to exercise a power, trust, authority or discretion under this Trust Deed, the Trustee shall, notwithstanding that it may have express notice to the contrary, assume that each Noteholder is the holder of all Coupons appertaining to each Note of which he is the holder.

9.	TERMS OF APPOINTMENT By way of supplement to the Trustee Acts, it is expressly declared as follows:

9.1	Reliance on Information

9.1.1
Advice: The Trustee may in relation to this Trust Deed act on the opinion or advice of or a certificate or any information obtained from any lawyer, banker, valuer, surveyor, broker, auctioneer, accountant or other expert (whether obtained by the Trustee, the Issuer any Subsidiary or any Agent) and which advice or opinion may be provided on such terms (including as to limitations on liability) as the Trustee may consider in its sole discretion to be consistent with prevailing market practice with regard to advice or opinions of that nature and shall not be responsible for any Liability occasioned by so acting; any such opinion, advice, certificate or information may be sent or obtained by letter, telegram, cablegram or facsimile transmission and the Trustee shall not be liable for acting on any opinion, advice, certificate or information purporting to be so conveyed although the same shall contain some error or shall not be authentic;

9.1.2
Certificate of directors: the Trustee may call for and shall be at liberty to accept a certificate signed by two directors of the Issuer or other person duly authorised on its behalf as to any fact or matter prima facie within the knowledge of the Issuer as sufficient evidence thereof including for the purposes of Clause 5.4 (Accounts in relation to Material Subsidiaries) and

Clause 5.5 (Certificate relating to listed Material Subsidiaries) above and a like certificate to the effect that any particular dealing, transaction or step or thing is, in the opinion of the person so certifying, expedient as sufficient evidence that it is expedient and the Trustee shall not be bound in any such case to call for further evidence or be responsible for any Liability that may be occasioned by its failing so to do;

9.1.3
Resolution or direction of Noteholders: the Trustee shall not be responsible for acting upon any resolution purporting to be a Written Resolution or to have been passed at any meeting of the Noteholders in respect whereof minutes have been made and signed or a direction of a specified percentage of Noteholders, even though it may subsequently be found that there was some defect in the constitution of the meeting or the passing of the resolution or the making of the directions or that for any reason the resolution purporting to be a Written Resolution or to have been passed at any Meeting or the making of the directions was not valid or binding upon the Noteholders and Couponholders;

9.1.4
Reliance on certification of clearing system: the Trustee may call for and shall be at liberty to accept and place full reliance on as sufficient evidence thereof and shall not be liable to the Issuer or any Noteholder by reason only of either having accepted as valid or not having rejected an original certificate or letter of confirmation purporting to be signed on behalf of Euroclear, Clearstream, Luxembourg or any other relevant clearing system in relation to any matter;

9.1.5
Noteholders as a class: whenever in this Trust Deed the Trustee is required in connection with any exercise of its powers, trusts, authorities or discretions to have regard to the interests of the Noteholders, it shall have regard to the interests of the Noteholders as a class and in particular, but without prejudice to the generality of the foregoing, shall not be obliged to have regard to the consequences of such exercise for any individual Noteholder resulting from his or its being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory;

9.1.6
Trustee not responsible for investigations: the Trustee shall not be responsible for, or for investigating any matter which is the subject of, any recital, statement, representation, warranty or covenant of any person contained in this Trust Deed, the Notes, or any other agreement or document relating to the transactions herein or therein contemplated or for the execution, legality, effectiveness, adequacy, genuineness, validity, enforceability or admissibility in evidence thereof;

9.1.7
No Liability as a result of the delivery of a certificate: the Trustee shall have no Liability whatsoever for any loss, cost, damages or expenses directly or indirectly suffered or incurred by the Issuer, any Noteholder, Couponholder or any other person as a result of the delivery by the Trustee to the Issuer of a certificate as to material prejudice pursuant to Condition 10 (Events of Default) on the basis of an opinion formed by it in good faith;

9.1.8
No obligation to monitor: the Trustee shall be under no obligation to monitor or supervise the functions of any other person under the Notes or Coupons or any other agreement or document relating to the transactions herein or therein contemplated and shall be entitled, in the absence of actual knowledge of a breach of obligation, to assume that each such person is properly performing and complying with its obligations;

9.1.9
Notes held by the Issuer: in the absence of knowledge or express notice to the contrary, the Trustee may assume without enquiry (other than requesting a certificate of the Issuer under sub-clause 5.8 (Notes held by Issuer), that no Notes are for the time being held by or for the benefit of the Issuer or its Subsidiaries;

9.1.10
Forged Notes: the Trustee shall not be liable to the Issuer or any Noteholder or Couponholder by reason of having accepted as valid or not having rejected any Note or Coupon as such and subsequently found to be forged or not authentic;

9.1.11
Events of Default: the Trustee shall not be bound to give notice to any person of the execution of this Trust Deed or to take any steps to ascertain whether any Event of Default or Potential Event of Default has happened and, until it shall have actual knowledge or express notice to the contrary, the Trustee shall be entitled to assume that no such Event of Default or Potential Event of Default has happened and that the Issuer is observing and performing all the obligations contained in the Notes and Coupons and under this Trust Deed and no event has happened as a consequence of which any of the Notes may become repayable; and

9.1.12
The Shares: The Trustee shall not at any time be under any duty or responsibility in respect of the validity or value (or the kind or amount) of any Shares or of any other securities or cash, which may at any time be made available or delivered upon the exercise of any Conversion Right; and it makes no representation with respect thereto. The Trustee shall not be responsible for any failure of the Issuer to make available or deliver any Shares or to make any payment upon the exercise of any Conversion Right.

9.2	Trustee's powers and duties

9.2.1
Trustee's determination: The Trustee may determine whether or not a default in the performance by the Issuer of any obligation under the provisions of this Trust Deed or contained in the Notes or Coupons is capable of remedy and/or materially prejudicial to the interests of the Noteholders and if the Trustee shall certify that any such default is, in its opinion, not capable of remedy and/or materially prejudicial to the interests of the Noteholders, such certificate shall be conclusive and binding upon the Issuer and the Noteholders and Couponholders;

9.2.2
Determination of questions: the Trustee as between itself and the Noteholders and the Couponholders shall have full power to determine all questions and doubts arising in relation to any of the provisions of this Trust Deed and every such determination, whether made upon a question actually raised or implied in the acts or proceedings of the Trustee, shall be conclusive and shall bind the Trustee, the Noteholders and the Couponholders;

9.2.3
Trustee's discretion: the Trustee shall (save as expressly otherwise provided herein) as regards all the trusts, powers, authorities and discretions vested in it by this Trust Deed or by operation of law, have absolute and uncontrolled discretion as to the exercise or non-exercise thereof and the Trustee shall not be responsible for any Liability that may result from the exercise or non-exercise thereof but whenever the Trustee is under the provisions of this Trust Deed bound to act at the request or direction of the Noteholders, the Trustee shall nevertheless not be so bound unless first indemnified and/or provided with security to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages, expenses and liabilities which it may incur by so doing. Without limiting the general statement above, the Trustee may refrain from taking any action in any jurisdiction if the taking of such action in that jurisdiction would, in its opinion based upon legal advice in the relevant jurisdiction, be contrary to any law of that jurisdiction or, to the extent applicable, of England. Furthermore, the Trustee may also refrain from taking such action if it would otherwise render it liable to any person in that jurisdiction or England or if, in its opinion based upon such legal advice, it would not have the power to do the relevant thing in that jurisdiction by virtue of any applicable law in that jurisdiction or in England or if it is determined by any court or other competent authority in that jurisdiction or in England that it does not have such power;

9.2.4	Trustee's consent: any consent given by the Trustee for the purposes of this Trust Deed may be given on such terms and subject to such conditions (if any) as the Trustee may require;

9.2.5
Conversion of currency: where it is necessary or desirable for any purpose in connection with this Trust Deed to convert any sum from one currency to another it shall (unless otherwise provided by this Trust Deed or required by law) be converted at such rate or rates, in accordance with such method and as at such date for the determination of such rate of exchange, as may be specified by the Trustee in its absolute discretion as relevant and any rate, method and date so specified shall be binding on the Issuer, the Noteholders and the Couponholders;

9.2.6
Application of proceeds: the Trustee shall not be responsible for the receipt or application by the Issuer of the proceeds of the issue of the Notes, the exchange of any Temporary Global Note for any Permanent Global Note or any Permanent Global Note for definitive Notes or the delivery of any Note or Coupon to the persons entitled to them;

9.2.7
Error of judgment: the Trustee shall not be liable for any error of judgment made in good faith by any officer or employee of the Trustee assigned by the Trustee to administer its corporate trust matters;

9.2.8
Agents: the Trustee may, in the conduct of the trusts of this Trust Deed instead of acting personally, employ and pay an agent on any terms, whether or not a lawyer or other professional person, to transact or conduct, or concur in transacting or conducting, any business and to do or concur in doing all acts required to be done by the Trustee (including the receipt and payment of money) and the Trustee shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it hereunder or be bound to supervise the proceedings or acts of any such person;

9.2.9
Delegation: the Trustee may, in the execution and exercise of all or any of the trusts, powers, authorities and discretions vested in it by this Trust Deed, act by responsible officers or a responsible officer for the time being of the Trustee and the Trustee may also whenever it thinks fit, whether by power of attorney or otherwise, delegate to any person or persons or fluctuating body of persons (whether being a joint trustee of this Trust Deed or not) all or any of the trusts, powers, authorities and discretions vested in it by this Trust Deed and any such delegation may be made upon such terms and conditions and subject to such regulations (including power to sub-delegate with the consent of the Trustee) as the Trustee may think fit in the interests of the Noteholders and the Trustee shall not be bound to supervise the proceedings or acts of and shall not in any way or to any extent be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of such delegate or sub-delegate;

9.2.10
Custodians and nominees: the Trustee may appoint and pay any person to act as a custodian or nominee on any terms in relation to such assets of the trust as the Trustee may determine, including for the purpose of depositing with a custodian this Trust Deed or any document relating to the trust created hereunder and the Trustee shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it hereunder or be bound to supervise the proceedings or acts of any such person; the Trustee is not obliged to appoint a custodian if the Trustee invests in securities payable to bearer; and

9.2.11
Confidential information: the Trustee shall not (unless required by law or ordered so to do by a court of competent jurisdiction) be required to disclose to any Noteholder or Couponholder confidential information or other information made available to the Trustee by the Issuer in connection with this Trust Deed and no Noteholder or Couponholder shall be entitled to take any action to obtain from the Trustee any such information.

9.3	Financial matters

9.3.1
Professional charges: any trustee being a banker, lawyer, broker or other person engaged in any profession or business shall be entitled to charge and be paid all usual professional and other charges for business transacted and acts done by him or his partner or firm on matters arising in connection with the trusts of this Trust Deed and also his properly incurred charges in addition to disbursements for all other work and business done and all time spent by him or his partner or firm on matters arising in connection with this Trust Deed, including matters which might or should have been attended to in person by a trustee not being a banker, lawyer, broker or other professional person;

9.3.2
Expenditure by the Trustee: nothing contained in this Trust Deed shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties or the exercise of any right, power, authority or discretion hereunder if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it; and

9.3.3
Trustee may enter into financial transactions with the Issuer: no Trustee and no director or officer of any corporation being a Trustee hereof shall by reason of the fiduciary position of such Trustee be in any way precluded from making any contracts or entering into any transactions in the ordinary course of business with the Issuer or any Subsidiary, or any person or body corporate directly or indirectly associated with the Issuer or any Subsidiary, or from accepting the trusteeship of any other debenture stock, debentures or securities of the Issuer or any Subsidiary or any person or body corporate directly or indirectly associated with the Issuer or any Subsidiary, and neither the Trustee nor any such director or officer shall be accountable to the Noteholders or the Issuer or any Subsidiary, or any person or body corporate directly or indirectly associated with the Issuer or any Subsidiary, for any profit, fees, commissions, interest, discounts or share of brokerage earned, arising or resulting from any such contracts or transactions and the Trustee and any such director or officer shall also be at liberty to retain the same for its or his own benefit.

9.4

Disapplication

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Trustee in relation to the trusts constituted by this Trust Deed. Where there are any inconsistencies between the Trustee Acts and the provisions of this Trust Deed, the provisions of this Trust Deed shall, to the extent allowed by law, prevail and, in the case of any such inconsistency with the Trustee Act 2000, the provisions of this Trust Deed shall constitute a restriction or exclusion for the purposes of that Act.

9.5

Trustee Liability

Subject to Section 192 of the Companies Act 1985 (if applicable) and notwithstanding anything to the contrary in this Trust Deed, the Notes or the Agency Agreement, the Trustee shall not be liable to any person for any matter or thing done or omitted in any way in connection with or in relation to this Trust Deed, the Notes or the Agency Agreement save in relation to its own gross negligence, wilful default or fraud.

10.	COSTS AND EXPENSES

10.1	Remuneration:

10.1.1
Normal Remuneration: The Issuer shall pay to the Trustee remuneration for its services as trustee as from the date of this Trust Deed, such remuneration to be at such rate as may from time to time be agreed between the Issuer and the

Trustee. Such remuneration shall be payable in advance on the anniversary of the date hereof in each year and the first payment shall be made on the date hereof. Such remuneration shall accrue from day to day and be payable (in priority to payments to the Noteholders and Couponholders) for so long as any Note remains outstanding;

10.1.2
Extra Remuneration: In the event of the occurrence of an Event of Default or a Potential Event of Default or the Trustee considering it expedient or necessary or being requested by the Issuer to undertake duties which the Trustee and the Issuer agrees to be of an exceptional nature or otherwise outside the scope of the normal duties of the Trustee under this Trust Deed, the Issuer shall pay to the Trustee such additional remuneration as shall be agreed between them;

10.1.3	Value added tax: The Issuer shall in addition pay to the Trustee an amount equal to the amount of any value added tax or similar tax chargeable in respect of its remuneration under this Trust Deed;

10.1.4	Failure to agree: In the event of the Trustee and the Issuer failing to agree:

(a) (in a case to which sub-clause 10.1.1 applies) upon the amount of the remuneration; or

(b)

(in a case to which sub-clause 10.1.2 applies) upon whether such duties shall be of an exceptional nature or otherwise outside the scope of the normal duties of the Trustee under this Trust Deed, or upon such additional remuneration, such matters shall be determined by a merchant bank (acting as an expert and not as an arbitrator) selected by the Trustee and approved by the Issuer or, failing such approval, nominated (on the application of the Trustee) by the President for the time being of The Law Society of England and Wales (the properly incurred expenses involved in such nomination and the fees of such merchant bank being payable by the Issuer) and the determination of any such merchant bank shall be final and binding upon the Trustee and the Issuer;

10.1.5
Expenses: The Issuer shall also pay or discharge all costs, charges and expenses properly incurred by the Trustee in relation to the preparation and execution of, the exercise of its powers and the performance of its duties under, and in any other manner in relation to, this Trust Deed, including but not limited to legal and travelling expenses and any stamp, issue, registration, documentary and other taxes or duties paid or payable by the Trustee in connection with any action taken or contemplated by or on behalf of the Trustee for enforcing, or resolving any doubt concerning, or for any other purpose in relation to, this Trust Deed;

10.1.6	Indemnity: The Issuer shall indemnify the Trustee:

(a)
in respect of all liabilities and expenses incurred by it or by any Appointee or other person appointed by it to whom any trust, power, authority or discretion may be delegated by it in the execution or purported execution of the trusts, powers, authorities or discretions vested in it by this Trust Deed; and

(b)
against all liabilities, actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted in any way relating to this Trust Deed provided that it is expressly stated that Clause 9.5 (Trustee Liability) shall apply in relation to these provisions;

10.1.7
Payment of amounts due: All amounts due and payable pursuant to sub clauses 10.1.5 (Expenses) and 10.1.6 (Indemnity) shall be payable by the Issuer on the date specified in a demand by the Trustee; the rate of interest applicable to such payments shall be three per cent. per annum above the base rate from time to time of Barclays Bank PLC and interest shall accrue:

		(a)	in the case of payments made by the Trustee prior to the date of the demand, from the date on which the payment was made or such later date as specified in such demand;

		(b)	in the case of payments made by the Trustee on or after the date of the demand, from the date specified in such demand, which date shall not be a date earlier than the date such payments are made.

All remuneration payable to the Trustee shall carry interest at the rate specified in this Clause 10.1.7 (Payment of amounts due) from the due date thereof; and

10.1.8
Discharges: Unless otherwise specifically stated in any discharge of this Trust Deed the provisions of this Clause 10.1 (Remuneration) shall continue in full force and effect notwithstanding such discharge.

10.2

Stamp duties

The Issuer will pay all stamp duties, registration taxes, capital duties and other similar duties or taxes (if any) payable on (a) the constitution and issue of the Notes and Coupons, (b) the initial delivery of the Notes (c) any action taken by the Trustee (or any Noteholder or Couponholder where permitted or required under this Trust Deed so to do) to enforce the provisions of the Notes or this Trust Deed and (d) the execution of this Trust Deed. If the Trustee (or any Noteholder or Couponholder where permitted under this Trust Deed so to do) shall take any proceedings against the Issuer in any other jurisdiction and if for the purpose of any such proceedings this Trust Deed or any Notes are taken into any such jurisdiction and any stamp duties or other duties or taxes become payable thereon in any such jurisdiction, the Issuer will pay (or reimburse the person making payment of) such stamp duties or other duties or taxes (including penalties).

10.3	Exchange rate indemnity

10.3.1
Currency of Account and Payment: United States dollars or, in relation to Clause 10.1 (Remuneration), pounds sterling (the "Contractual Currency") is the sole currency of account and payment for all sums payable by the Issuer under or in connection with this Trust Deed and the Notes and the Coupons, including damages;

10.3.2
Extent of Discharge: An amount received or recovered in a currency other than the Contractual Currency (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuer or otherwise), by the Trustee or any Noteholder or Couponholder in respect of any sum expressed to be due to it from the Issuer will only discharge the Issuer to the extent of the Contractual Currency amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so); and

10.3.3
Indemnity: If that Contractual Currency amount is less than the Contractual Currency amount expressed to be due to the recipient under this Trust Deed or the Notes or the Coupons, the Issuer will indemnify it against any Liability sustained by it as a result. In any event, the Issuer will indemnify the recipient against the cost of making any such purchase.

10.4

Indemnities separate

The indemnities in this Trust Deed constitute separate and independent obligations from the other obligations in this Trust Deed, will give rise to separate and independent causes of action, will apply irrespective of any indulgence granted by the Trustee and/or any Noteholder or Couponholder and will continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under this Trust Deed or the Notes and/or the Coupons or any other judgment or order. Any such Liability as referred to in sub-clause 10.3.3 (Indemnity) shall be deemed to constitute a Liability suffered by the Trustee, the Noteholders and Couponholders and no proof or evidence of any actual Liability shall be required by the Issuer or its liquidator or liquidators.

11.	APPOINTMENT AND RETIREMENT

11.1

Appointment of Trustees

The power of appointing new trustees of this Trust Deed shall be vested in the Issuer but no person shall be appointed who shall not previously have been approved by an Extraordinary Resolution. A trust corporation may be appointed sole trustee hereof but subject thereto there shall be at least two trustees hereof one at least of which shall be a trust corporation. Any appointment of a new trustee hereof shall as soon as practicable thereafter be notified by the Issuer to the Paying and Conversion Agents and to the Noteholders. The Noteholders shall together have the power, exercisable by Extraordinary Resolution, to remove any trustee or trustees for the time being hereof. The removal of any trustee shall not become effective unless there remains a trustee hereof (being a trust corporation) in office after such removal.

11.2

Co-trustees

Notwithstanding the provisions of Clause 11.1 (Appointment of Trustees), the Trustee may, upon giving prior notice to the Issuer but without the consent of the Issuer or the Noteholders, appoint any person established or resident in any jurisdiction (whether a trust corporation or not) to act either as a separate trustee or as a co-trustee jointly with the Trustee:

	11.2.1	if the Trustee considers such appointment to be in the interests of the Noteholders; or

	11.2.2	for the purposes of conforming to any legal requirements, restrictions or conditions in any jurisdiction in which any particular act or acts are to be performed; or

	11.2.3	for the purposes of obtaining a judgment in any jurisdiction or the enforcement in any jurisdiction either of a judgment already obtained or of this Trust Deed.

11.3

Attorneys

The Issuer hereby irrevocably appoints the Trustee to be its attorney in its name and on its behalf to execute any such instrument of appointment. Such a person shall (subject always to the provisions of this Trust Deed) have such trusts, powers, authorities and discretions (not exceeding those conferred on the Trustee by this Trust Deed) and such duties and obligations as shall be conferred on such person or imposed by the instrument of appointment. The Trustee shall have power in like manner to remove any such person. Such proper remuneration as the Trustee may pay to any such person, together with any attributable costs, charges and expenses incurred by it in performing its function as such separate trustee or co-trustee, shall for the purposes of this Trust Deed be treated as costs, charges and expenses incurred by the Trustee.

11.4

Retirement of Trustees

Any Trustee for the time being of this Trust Deed may retire at any time upon giving not less than three calendar months' notice in writing to the Issuer without assigning any reason therefor and without being responsible for any costs occasioned by such retirement. The retirement of any Trustee shall not become effective unless there remains a trustee hereof (being a trust corporation) in office after such retirement. The Issuer hereby covenants that in the event of the only trustee hereof which is a trust corporation giving notice under this Clause it shall use its best endeavours to procure a new trustee, being a trust corporation, to be appointed and if the Issuer has not procured the appointment of a new trustee within 30 days of the expiry of the Trustee notice referred to in this Clause 11.4, (Retirement of Trustees) the Trustee shall be entitled to procure forthwith a new trustee.

11.5

Competence of a majority of Trustees

Whenever there shall be more than two trustees hereof the majority of such trustees shall (provided such majority includes a trust corporation) be competent to execute and exercise all the trusts, powers, authorities and discretions vested by this Trust Deed in the Trustee generally.

11.6

Powers additional

The powers conferred by this Trust Deed upon the Trustee shall be in addition to any powers which may from time to time be vested in it by general law or as the holder of any of the Notes or Coupons.

11.7	Merger Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Clause, without the execution or filing of any paper or any further act on the part of any of the parties hereto.

12.	NOTICES

12.1	Addresses for notices All notices and other communications hereunder shall be made in writing and in English (by letter or fax) and shall be sent as follows:

	12.1.1	Issuer: If to the Issuer, to it at: Bema Gold Corporation Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, British Columbia Canada V7X 1J1

		Fax:	+ 1 604 681 6209

		Attention:	Roger Richer, Vice-President, Administration, Corporate Secretary and General Counsel/Mark Corra, Vice-President Finance

	12.1.2	Trustee: if to the Trustee, to it at: BNY Trust Company of Canada Suite 1101, 4 King Street West Toronto, Ontario Canada M5H 1B6

		Fax:	+44 207 595 5078
		Attention:	Global Trust Services

12.2	Effectiveness Every notice or other communication sent in accordance with Clause 12.1 (Addresses for notices) shall be effective as follows:

	12.2.1	if sent by letter it shall be deemed to have been delivered 7 days after the time of despatch; and

	12.2.2	if sent by fax it shall be deemed to have been delivered at the time of despatch provided that any such notice or other communication which would otherwise take effect after 4.00 p.m. on any particular day shall not take effect until 10.00 a.m. on the immediately succeeding business day in the place of the addressee.

12.3	No Notice to Couponholders Neither the Trustee nor the Issuer shall be required to give any notice to the Couponholders for any purpose under this Trust Deed and the Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the Noteholders in accordance with Condition 47 (Notices).

13.	LAW AND JURISDICTION

13.1	Governing law This Trust Deed and the Notes and all matters arising from or connected with them are governed by, and shall be construed in accordance with, English law.

13.2

English courts

The courts of England have exclusive jurisdiction to settle any dispute (a "Dispute"), arising from or connected with this Trust Deed or the Notes (including a dispute regarding the existence, validity or termination of this Trust Deed or the Notes) or the consequences of their nullity.

13.3	Appropriate forum The parties agree that the courts of England are the most appropriate and convenient courts to settle any Dispute and, accordingly, that they will not argue to the contrary.

13.4

Rights of the Trustee and Noteholders to take proceedings outside England

Clause 13.2 (English courts) is for the benefit of the Trustee and the Noteholders only. As a result, nothing in this Clause 13 (Law and jurisdiction) prevents the Trustee or any of the Noteholders from taking proceedings relating to a Dispute ("Proceedings") in any other courts with jurisdiction. To the extent allowed by law, the Trustee or any of the Noteholders may take concurrent Proceedings in any number of jurisdictions.

13.5

Process agent

The Issuer agrees that the documents which start any Proceedings and any other documents required to be served in relation to those Proceedings may be served on it by being delivered to Charles Russell at 8-10 New Fetter Lane, London EC4A 1RS or, if different, its registered office for the time being or at any address of the Issuer in Great Britain at which process may be served on it in accordance with Part XXIII of the Companies Act 1985. If such person is not or ceases to be effectively appointed to accept service of process on behalf of the Issuer, the Issuer shall, on the written demand of the Trustee, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, the Trustee shall be entitled to appoint such a person by written notice addressed to the Issuer. Nothing in this paragraph shall affect the right of the Trustee or any of the Noteholders to serve process in any other manner permitted by law. This clause applies to Proceedings in England and to Proceedings elsewhere.

14.

SEVERABILITY

In case any provision in or obligation under this Trust Deed shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

15.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999 No person shall have any right to enforce any provision of this Trust Deed under the Contracts (Rights of Third Parties) Act 1999.

16.	COUNTERPARTS This Trust Deed may be executed in any number of counterparts, each of which shall be deemed an original.

IN WITNESS WHEREOF this Trust Deed has been executed as a deed by the parties hereto and is intended to be and is hereby delivered on the date first before written.

SCHEDULE 1

Part A
Form Of Temporary Global Note

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES IN CANADA BEFORE 26 JUNE 2004.

ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.

BEMA GOLD CORPORATION
(incorporated with limited liability under
the laws of Canada under the Canada Business Corporations Act)

U.S.$70,000,000
3.25 per cent. Convertible Notes due 25 February 2011

TEMPORARY GLOBAL NOTE

1.

INTRODUCTION

This Temporary Global Note is issued in respect of the U.S.$70,000,000 in aggregate principal amount of 3.25 per cent. Convertible Notes due 25 February 2011 (the "Notes") of Bema Gold Corporation (the "Issuer"). The Notes are subject to, and have the benefit of, a trust deed dated 25 February 2004 (as amended or supplemented from time to time, the "Trust Deed") between the Issuer and BNY Trust Company of Canada (the "Trustee", which expression includes all persons for the time being appointed trustee or trustees under the Trust Deed) and are the subject of a paying and conversion agency agreement dated 25 February 2004 (as amended or supplemented from time to time, the "Agency Agreement") and made between the Issuer, The Bank of New York as principal paying and conversion agent (the "Principal Paying and Conversion Agent", which expression includes any successor principal paying and conversion agent appointed from time to time in connection with the Notes), the other paying and conversion agents named therein (together with the Principal Paying Conversion Agent, the "Paying and Conversion Agents", which expression includes any successor or additional paying and conversion agents appointed from time to time in connection with the Notes) and the Trustee.

2.

REFERENCES TO CONDITIONS

Any reference herein to the "Conditions" is to the terms and conditions of the Notes scheduled to the Trust Deed and any reference to a numbered "Condition" is to the correspondingly numbered provision thereof. Words and expressions defined in the Conditions shall have the same meanings when used in this Temporary Global Note.

3.	PROMISE TO PAY The Issuer, for value received, promises to pay to the bearer of this Temporary Global Note the principal sum of

U.S.$70,000,000 (SEVENTY MILLION U.S. DOLLARS)

on 25 February 2011 or on such earlier date or dates as the same may become payable in accordance with the Conditions, and to pay interest on such principal sum in arrear on the dates and at the rate specified in the Conditions, together with any additional amounts payable in accordance with the Conditions, all subject to and in accordance with the Conditions; provided, however, that such interest shall be payable only:

3.1
in the case of interest falling due before the Exchange Date (as defined below), to the extent that a certificate or certificates issued by Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg") dated not earlier than the date on which such interest falls due and in substantially the form set out in Schedule 3 (Form of Euroclear/Clearstream, Luxembourg Certification) hereto is/are delivered to the Specified Office (as defined in the Conditions) of the Principal Paying and Conversion Agent; or

3.2
in the case of interest falling due at any time, to the extent that the Issuer has failed to procure the exchange for a permanent global note of that portion of this Temporary Global Note in respect of which such interest has accrued.

4.	NEGOTIABILITY This Temporary Global Note is negotiable and, accordingly, title to this Temporary Global Note shall pass by delivery.

5.

EXCHANGE

On or after the day following the expiry of 40 days after the date of issue of this Global Note (the "Exchange Date"), the Issuer shall procure (in the case of first exchange) the delivery of a permanent global note (the "Permanent Global Note") in substantially the form set out in Part B of Schedule 1 (Form of Permanent Global Note) to the Trust Deed to the bearer of this Temporary Global Note or (in the case of any subsequent exchange) an increase in the principal amount of the Permanent Global Note in accordance with its terms against:

	5.1	presentation and (in the case of final exchange) surrender of this Global Note at the specified office of the Principal Paying and Conversion Agent; and

5.2
receipt by the Principal Paying and Conversion Agent of a certificate or certificates issued by Euroclear and/or Clearstream, Luxembourg dated not earlier than the Exchange Date and in substantially the form set out in Schedule 3 (Form of Euroclear/Clearstream, Luxembourg Certification) hereto.

The principal amount of the Permanent Global Note shall be equal to the aggregate of the principal amounts specified in the certificates issued by Euroclear and/or Clearstream, Luxembourg and received by the Principal Paying and Conversion Agent; provided, however, that in no circumstances shall the principal amount of the Permanent Global Note exceed the initial principal amount of this Temporary Global Note.

6.	WRITING DOWN On each occasion on which:

	6.1	the Permanent Global Note is delivered or the principal amount thereof is increased in accordance with its terms in exchange for a further portion of this Global Note; or

	6.2	Notes represented by this Temporary Global Note are to be cancelled in accordance with Condition 7(f) (Redemption and Purchase - Cancellation),

the Issuer shall procure that (a) the principal amount of the Permanent Global Note, the principal amount of such increase or (as the case may be) the aggregate principal amount of such Notes and (b) the remaining principal amount of this Temporary Global Note (which shall be the previous principal amount hereof less the aggregate of the amounts referred to in (a) above) are noted in Schedule 1 (Payments, Exchange for Permanent Global Note and Cancellation of Notes) hereto, whereupon the principal amount of this Temporary Global Note shall for all purposes be as most recently so noted.

7.

PAYMENTS

All payments in respect of this Temporary Global Note shall be made against presentation and (in the case of payment of principal in full with all interest accrued thereon) surrender of this Temporary Global Note at the Specified Office of any Paying and conversion agent and shall be effective to satisfy and discharge the corresponding liabilities of the Issuer in respect of the Notes. On each occasion on which a payment of interest is made in respect of this Temporary Global Note, the Issuer shall procure that the same is noted in Schedule 1 (Payments, Exchange for Permanent Global Note and Cancellation of Notes) hereto.

8.

CONDITIONS APPLY

Until this Temporary Global Note has been exchanged as provided herein or cancelled in accordance with the Agency Agreement, the bearer of this Temporary Global Note shall be subject to the Conditions and, subject as otherwise provided herein, shall be entitled to the same rights and benefits under the Conditions as if the bearer were the holder of Notes in definitive form in substantially the form set out in Schedule 2 (Form of Definitive Note) of the Trust Deed and the related interest coupons in the denomination of U.S.$10,000 and in an aggregate principal amount equal to the principal amount of this Global Note.

9.

NOTICES

Notwithstanding Condition 47 (Notices), while all the Notes are represented by this Temporary Global Note (or by this Temporary Global Note and the Permanent Global Note) and this Temporary Global Note is (or this Temporary Global Note and the Permanent Global Note are) deposited with a common depositary for Euroclear and Clearstream, Luxembourg, notices to Noteholders may be given by delivery of the relevant notice to Euroclear and Clearstream, Luxembourg and, in any case, such notices shall be deemed to have been given to the Noteholders in accordance with the Condition 47 (Notices) on the date of delivery to Euroclear and Clearstream, Luxembourg; provided, however, that, so long as the Notes are listed on the Luxembourg Stock Exchange and its rules so require, notices will also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

10.

CONVERSION RIGHTS

The Conversion Rights in respect of the Notes will be exercisable during the Conversion Period by presentation of Temporary Global Note or (as the case may be) the Permanent Global Note to or to the order of the Principal Paying and Conversion Agent for notation of exercise of the relevant Conversion Rights together with one or more duly completed Conversion Notices.

11.	AUTHENTICATION This Temporary Global Note shall not be valid for any purpose until it has been authenticated for and on behalf of The Bank of New York as principal paying and conversion agent.

12.	GOVERNING LAW This Temporary Global Note and all matters arising from or connected with it are governed by, and shall be construed in accordance with, English law.

AS WITNESS the [manual/facsimile] signature of a duly authorised person on behalf of the Issuer. BEMA GOLD CORPORATION

	By:	___________________________________
[manual or facsimile signature] (duly authorised)

ISSUED on [•]
AUTHENTICATED for and on behalf of
THE BANK OF NEW YORK
as principal paying and conversion agent
without recourse, warranty or liability

By:         _____________________________________________
               [manual signature]
               (duly authorised)

Schedule 1
Payments, Exchange And Cancellation Of Notes

Date of payment, delivery or cancellation	Amount of interest then paid	Principal amount of Permanent Global Note then delivered or by which Permanent Global Note then increased	Aggregate principal amount of Notes then cancelled	Remaining principal amount of this Temporary Global Note	Authorised Signature

Schedule 2
Form Of Accountholder's Certification

BEMA GOLD CORPORATION
(incorporated with limited liability under
the laws of Canada under the Canada Business Corporations Act)

U.S.$70,000,000
3.25 per cent. Convertible Notes due 25 February 2011

This is to certify that as of the date hereof, and except as set forth below, the above-captioned Securities held by you for our account (a) are owned by persons that are not citizens or residents of the United States, domestic partnerships, domestic corporations, or any estate or any trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust the income of which is subject to United States Federal income taxation regardless of its source ("United States persons"), (b) are owned by United States person(s) that (i) are foreign branches of a United States financial institution (as defined in U.S. Treasury Regulations Section 1.165 -12(c)(1)(iv)) ("financial institutions") purchasing for their own account or for resale, or (ii) acquired the Securities through foreign branches of United States financial institutions and who hold the Securities through such United States financial institutions on the date hereof (and in either case (i) or (ii), each such United States financial institution hereby agrees, on its own behalf or through its agent, that you may advise the issuer or the issuer's agent that it will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (c) are owned by United States or foreign financial institution(s) for purposes of resale during the restricted period (as defined in U.S. Treasury Regulations Section 1.163 -5(c)(2)(i)(D)(7)), and in addition if the owner of the Securities is a United States or foreign financial institution described in clause (c) (whether or not also described in clause (a) or (b)) this is to further certify that such financial institution has not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

As used herein, "United States" means the United States of America (including the States and the District of Columbia); and its "possessions" include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

We undertake to advise you promptly by tested telex on or prior to the date on which you intend to submit your certification relating to the Securities held by you for our account in accordance with your operating procedures if any applicable statement herein is not correct on such date, and in the absence of any such notification it may be assumed that this certification applies as of such date.

This certification excepts and does not relate to U.S.$[•] of such interest in the above Securities in respect of which we are not able to certify and as to which we understand exchange and delivery of definitive Securities (or, if relevant, exercise of any rights or collection of any interest) cannot be made until we do so certify.

We understand that this certification is required in connection with certain tax laws and, if applicable, certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certification is or would be relevant, we irrevocably authorise you to produce this certification to any interested party in such proceedings.

Dated: [                                                    ]

[name of account holder]
as, or as agent for,
the beneficial owner(s) of the Securities
to which this certificate relates.

By:         _____________________________________________
              Authorized signatory

Schedule 3
Form Of Euroclear/Clearstream, Luxembourg Certification

BEMA GOLD CORPORATION
(incorporated with limited liability under
the laws of Canada under the Canada Business Corporations Act)

U.S.$70,000,000
3.25 per cent. Convertible Notes due 25 February 2011

This is to certify that, based solely on certifications we have received in writing, by tested telex or by electronic transmission from member organisations appearing in our records as persons being entitled to a portion of the principal amount set forth below (our "Member Organisations") substantially to the effect set forth in Schedule 2 to the temporary global note issued in respect of the securities, as of the date hereof, U.S.$[•] principal amount of the above-captioned Securities (a) is owned by persons that are not citizens or residents of the United States, domestic partnerships, domestic corporations, or any estate the income of which is subject to United States Federal income taxation regardless of its source or any trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust ("United States persons"), (b) is owned by United States persons that (i) are foreign branches of United States financial institutions (as defined in U.S. Treasury Regulations Section 1.165 -12(c)(1)(iv)) ("financial institutions") purchasing for their own account or for resale, or (ii) acquired the Securities through foreign branches of United States financial institutions and who hold the Securities through such United States financial institutions on the date hereof (and in either case (i) or (ii), each such United States financial institution has agreed, on its own behalf or through its agent, that we may advise the Issuer or the Issuer's agent that it will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (c) is owned by United States or foreign financial institutions for purposes of resale during the restricted period (as defined in U.S. Treasury Regulations Section 1.163 -5(c)(2)(i)(D)(7)), and to the further effect that United States or foreign financial institutions described in clause (c) (whether or not also described in clause (a) or (b)) have certified that they have not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

We further certify (1) that we are not making available herewith for exchange (or, if relevant, exercise of any rights or collection of any interest) any portion of the temporary global security excepted in such certifications and (2) that as of the date hereof we have not received any notification from any of our Member Organisations to the effect that the statements made by such Member Organisations with respect to any portion of the part submitted herewith for exchange (or, if relevant, exercise of any rights or collection of any interest) are no longer true and cannot be relied upon as of the date hereof.

We understand that this certification is required in connection with certain tax laws and, if applicable, certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certification is or would be relevant, we irrevocably authorise you to produce this certification to any interested party in such proceedings.

Dated: [                                                    ]

Euroclear Bank S.A./N.V.
as operator of the Euroclear System

or

Clearstream Banking, société anonyme, Luxembourg

By:         _____________________________________________
              Authorized signatory

Schedule 4
Terms And Conditions Of The Notes

Part B

Form Of Permanent Global Note

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES IN CANADA BEFORE 26 JUNE 2004.

ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.

BEMA GOLD CORPORATION
(incorporated with limited liability under
the laws of Canada under the Canada Business Corporations Act)

U.S.$70,000,000
3.25 per cent. Convertible Notes due 25 February 2011

PERMANENT GLOBAL NOTE

1.

INTRODUCTION

This Global Note is issued in respect of the U.S.$70,000,000 in aggregate principal amount of 3.25 per cent. Convertible Notes due 25 February 2011 Notes (the "Notes") of Bema Gold Corporation (the "Issuer"). The Notes are subject to, and have the benefit of, a trust deed dated 25 February 2004 (as amended or supplemented from time to time, the "Trust Deed") between the Issuer and BNY Trust Company of Canada (the "Trustee", which expression includes all persons for the time being appointed trustee or trustees under the Trust Deed) and are the subject of a paying and conversion agency agreement dated 25 February 2004 (as amended or supplemented from time to time, the "Agency Agreement") and made between the Issuer, Bank of New York as principal paying and conversion agent (the "Principal Paying and Conversion Agent", which expression includes any successor principal paying and conversion agent appointed from time to time in connection with the Notes), the other paying and conversion agents named therein (together with the Principal Paying and Conversion Agent, the "Paying and Conversion Agents", which expression includes any successor or additional paying and conversion agents appointed from time to time in connection with the Notes) and the Trustee.

2.

REFERENCES TO CONDITIONS

Any reference herein to the "Conditions" is to the terms and conditions of the Notes set out in Schedule 2 (Terms and Conditions of the Notes) hereto and any reference to a numbered "Condition" is to the correspondingly numbered provision thereof. Words and expressions defined in the Conditions shall have the same meanings when used in this Global Note.

3.	PROMISE TO PAY The Issuer, for value received, promises to pay to the bearer of this Global Note the principal sum of

U.S.$70,000,000 (SEVENTY MILLION U.S. DOLLARS)

on 25 February 2011 or on such earlier date or dates as the same may become payable in accordance with the Conditions, and to pay interest on such principal sum in arrear on the dates and at the rate specified in the Conditions, together with any additional amounts payable in accordance with the Conditions, all subject to and in accordance with the Conditions.

4.	NEGOTIABILITY This Global Note is negotiable and, accordingly, title to this Global Note shall pass by delivery.

5.

EXCHANGE

This Global Note will be exchanged, in whole but not in part only, for Notes in definitive form ("Definitive Notes") in substantially the form set out in Schedule 2 (Form of Definitive Note) to the Trust Deed if either of the following events (each, an "Exchange Event") occurs:

(a)
Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg") is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business; or

	(b)	any of the circumstances described in Condition 10 (Events of Default) occurs.

6.

DELIVERY OF DEFINITIVE NOTES

Whenever this Global Note is to be exchanged for Definitive Notes, the Issuer shall procure the prompt delivery of such Definitive Notes, duly authenticated and with interest coupons ("Coupons") attached, in an aggregate principal amount equal to the principal amount of this Global Note to the bearer of this Global Note against the surrender of this Global Note at the Specified Office (as defined in the Conditions) of the Principal Paying and Conversion Agent within 30 days of the occurrence of the relevant Exchange Event.

8.	WRITING DOWN On each occasion on which:

	(a)	a payment of principal is made in respect of this Global Note;

	(b)	Definitive Notes are delivered; or

	(c)	Notes represented by this Global Note are to be cancelled in accordance with Condition 7(f) (Redemption and Purchase - Cancellation),

the Issuer shall procure that (i) the amount of such payment and the aggregate principal amount of such Notes and (ii) the remaining principal amount of this Global Note (which shall be the previous principal amount hereof less the aggregate of the amounts referred to in (i) above) are noted in Schedule 1 (Payments, Delivery of Definitive Notes and Cancellation of Notes) hereto, whereupon the principal amount of this Global Note shall for all purposes be as most recently so noted.

9.

WRITING UP

If this Global Note was originally issued in exchange for part only of a temporary global note representing the Notes, then, if at any time any further portion of such temporary global note is exchanged for an interest in this Global Note, the principal amount of this Global Note shall be increased by the amount of such further portion, and the Issuer shall procure that the principal amount of this Global Note (which shall be the previous principal amount hereof plus the amount of such further portion) is noted in Schedule 1 hereto, whereupon the principal amount of this Global Note shall for all purposes be as most recently so noted.

10.

PAYMENTS

All payments in respect of this Global Note shall be made against presentation and (in the case of payment of principal in full with all interest accrued thereon) surrender of this Global Note at the specified office of any Paying and Conversion Agent and shall be effective to satisfy and discharge the corresponding liabilities of the Issuer in respect of the Notes. On each occasion on which a payment of interest is made in respect of this Global Note, the Issuer shall procure that the same is noted in Schedule 1 hereto.

11.

CONDITIONS APPLY

Until this Global Note has been exchanged as provided herein or cancelled in accordance with the Agency Agreement, the bearer of this Global Note shall be subject to the Conditions and, subject as otherwise provided herein, shall be entitled to the same rights and benefits under the Conditions as if it were the holder of Definitive Notes and the related Coupons in the denomination of U.S.$10,000 and in an aggregate principal amount equal to the principal amount of this Global Note.

12.

EXERCISE OF PUT OPTION

In order to exercise the option contained in Condition 7(b) (Redemption and Purchase - Redemption at the option of Noteholders) (the "Put Option"), the bearer of this Global Note must, within the period specified in the Conditions for the deposit of the relevant Note Certificate and put option notice, give written notice of such exercise to the Principal Paying and Conversion Agent specifying the principal amount of Notes in respect of which the Put Option is being exercised. Any such notice shall be irrevocable and may not be withdrawn.

13.

EXERCISE OF CALL OPTION

In connection with an exercise of the option contained in Condition 7(c) (Redemption and Purchase - Redemption at the option of the Issuer) in relation to some only of the Notes, this Global Note may be redeemed in part in the principal amount specified by the Issuer in accordance with the Conditions and the Notes to be redeemed will not be selected as provided in the Conditions.

14.

NOTICES

Notwithstanding Condition 47 (Notices), while all the Notes are represented by this Global Note (or by this Global Note and a temporary global note) and this Global Note is (or this Global Note and a temporary global note are) deposited with a common depositary for Euroclear and Clearstream, Luxembourg, notices to Noteholders may be given by delivery of the relevant notice to Euroclear and Clearstream, Luxembourg and, in any case, such notices shall be deemed to have been given to the Noteholders in accordance with the Condition 47 (Notices) on the date of delivery to Euroclear and Clearstream, Luxembourg; provided, however, that, so long as the Notes are listed on the Luxembourg Stock Exchange and its rules so require, notices will also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

15.

CONVERSION RIGHTS

The Conversion Rights in respect of the Notes will be exercisable during the Conversion Period by presentation of Temporary Global Note or (as the case may be) the Permanent Global Note to or to the order of the Principal Paying and Conversion Agent for notation of exercise of the relevant Conversion Rights together with one or more duly completed Conversion Notices.

16.	AUTHENTICATION This Global Note shall not be valid for any purpose until it has been authenticated for and on behalf of The Bank of New York as principal paying and conversion agent.

17.	GOVERNING LAW This Global Note and all matters arising from or connected with it are governed by, and shall be construed in accordance with, English law.

AS WITNESS the [manual/facsimile] signature of a duly authorised person on behalf of the Issuer.

BEMA GOLD CORPORATION

By:         _____________________________________________
               [manual signature]
               (duly authorised)

ISSUED as of [issue date]

AUTHENTICATED for and on behalf of
y
as principal paying and conversion agent
without recourse, warranty or liability

By:         _____________________________________________
               [manual signature]
               (duly authorised)

Schedule 1
Payments, Exchanges Against Temporary Global Note, Delivery Of Definitive Notes And Cancellation Of Notes

Date of payment, exchange, delivery or cancellation	Amount of interest then paid	Principal amount of Temporary Global Note then exchanged	Aggregate principal amount of Definitive Notes then delivered	Aggregate principal amount of Notes then cancelled	New principal amount of this Global Note	Authorised Signature

Schedule 2
Terms and Conditions of the Notes

SCHEDULE 2

Part A
Form Of Definitive Note

FORM OF DEFINITIVE NOTE

[On the face of the Note:]

U.S.$10,000

[If issued prior to 26 June 2004, the following legend will be endorsed: UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES IN CANADA BEFORE 26 JUNE 2004.]

ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.

BEMA GOLD CORPORATION

(incorporated with limited liability under

the laws of Canada under the Canada Business Corporations Act)

U.S.$70,000,000

3.25 per cent. Convertible Notes due 25 February 2011

This Note is one of a series of notes (the "Notes") in the denomination of U.S.$10,000 and in the aggregate principal amount of U.S.$70,000,000 issued by Bema Gold Corporation (the "Issuer"). The Notes are subject to, and have the benefit of, a trust deed dated 25 February 2004 between the Issuer and The Bank of New York as trustee for the holders of the Notes from time to time.

The Issuer, for value received, promises to pay to the bearer the principal sum of

U.S.$10,000

TEN THOUSAND U.S. DOLLARS

On 25 February 2011, or on such earlier date or dates as the same may become payable in accordance with the conditions endorsed hereon (the "Conditions"), and to pay interest on such principal sum in arrear on the dates and at the rate[s] specified in the Conditions, together with any additional amounts payable in accordance with the Conditions, all subject to and in accordance with the Conditions.

Interest is payable on the [above principal sum/unpaid balance of the above principal sum] at the rate of 3.25 per cent. per annum, payable annually in arrear on 25 February each year, all subject to and in accordance with the Conditions.

This Note and the interest coupons relating hereto shall not be valid for any purpose until this Note has been authenticated for and on behalf of The Bank of New York as Principal Paying and Conversion Agent.

AS WITNESS the facsimile signature of a duly authorised person on behalf of the Issuer.

By: _____________________________
        [facsimile signature]
        (duly authorised)

ISSUED as of [issue date]

AUTHENTICATED for and on behalf of
as principal paying and conversion agent
without recourse, warranty or liability

By: _____________________________
        [facsimile signature]
        (duly authorised)

[On the reverse of the Note:]

TERMS AND CONDITIONS

[As set out in the [                 ] Schedule]

[At the foot of the Terms and Conditions:]

PRINCIPAL PAYING AND CONVERSION AGENT

THE BANK OF NEW YORK
One Canada Square
48th Floor
London E14 5AL

PAYING AND CONVERSION AGENT

THE BANK OF NEW YORK (LUXEMBOURG)
S.A. Aerogolf Centre
1A, Hoehenhof
L-1736 Senningerberg
Luxembourg

Part B
Form of Coupon

[On the face of the Coupon:]

BEMA GOLD CORPORATION
U.S.$70,000,000 3.25 per cent. Convertible Notes due 25 February 2011

Coupon for U.S.$[ • ] due on 25 February [ • ].

Such amount is payable, subject to the terms and conditions (the "Conditions") endorsed on the Note to which this Coupon relates (which are binding on the holder of this Coupon whether or not it is for the time being attached to such Note), against presentation and surrender of this Coupon at the specified office for the time being of any of the agents shown on the reverse of this Coupon (or any successor or additional agents appointed from time to time in accordance with the Conditions).

ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.

[On the reverse of the Coupon:]

Principal Paying and Conversion Agent: The Bank of New York, One Canada Square, 48th Floor, London E14 5AL.

Paying And Conversion Agent: The Bank of New York (Luxembourg) SA, Aerogolf Centre, 1A Hoehenhof, L-1736 Senningerberg, Luxembourg.

Part C

Terms And Conditions Of The Notes

INTRODUCTION AND DEFINITIONS

1.	Introduction

(a) The Notes: The expression the “Notes” refers to the U.S.$70,000,000, 3.25 per cent. Convertible Notes due 25 February 2011 of Bema Gold Corporation (the “Issuer”).

(b)
Trust Deed: The Notes are subject to, and have the benefit of, a trust deed dated 25 February 2004 (as amended or supplemented from time to time, the “Trust Deed”) between the Issuer and BNY Trust Company of Canada as trustee (the “Trustee”, which expression includes all persons for the time being trustee or trustees appointed under the Trust Deed).

(c)
Agency Agreement: The Notes are also the subject of an agency agreement dated 25 February 2004 (as amended or supplemented from time to time, the “Agency Agreement”) between the Issuer, The Bank of New York as principal paying and conversion agent (the “Principal Paying and Conversion Agent”, which expression includes any successor principal paying and conversion agent appointed from time to time in connection with the Notes), the paying and conversion agents named therein (together with the Principal Paying and Conversion Agent, the “Paying and Conversion Agents”, which expression includes any successor or additional paying and conversion agents appointed from time to time in connection with the Notes) and the Trustee.

(d)

Summaries: Certain provisions of these Conditions are summaries of the Trust Deed and the Agency Agreement and subject to their detailed provisions. The holders of the Notes (the “Noteholders”) and the holders of the related interest coupons (the “Couponholders” and the “Coupons”, respectively) are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Agency Agreement applicable to them. Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the registered office for the time being of the Trustee, being at the date hereof One Canada Square, London E14 5AL and at the Specified Offices of each of the Paying and Conversion Agents, the initial Specified Offices of which are set out below.

2.	Interpretation

(e)

Definitions: In these Conditions the following expressions have the following meanings:

“Additional Cash Amount” has the meaning given in Condition 29(b) (Adjustments for Conversion Near a Record Date - Adjustment to the Conversion Right);

“Aggregate Consideration” has the meaning given in Condition 30 (Aggregate Consideration and Consideration per Share);

“American Stock Exchange” means the American Stock Exchange LLC;

“Bonus Issue” means any issue of Shares credited as fully paid to the Shareholders by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve) other than a Dividend in Shares;

“Cash Alternative Amount” means, in respect of any Shares (including for this purpose any fraction of a Share) which, in the absence of a Cash Alternative Election, would have fallen to be issued upon any exercise of Conversion Rights, an amount calculated in accordance with the following formula:

CAA

where:

CAA	= the Cash Alternative Amount;

means the sum of a series of numbers, each of which numbers
is found by inserting a value for i in the function S over the range from and including i=1 to and including i=n;

S
= the number of Shares (including, for this purpose, any fraction of a Share) to which the relevant Noteholder would have been entitled upon exercise of the Conversion Right in the absence of a Cash Alternative Election;

Pn	= the Volume Weighted Average Price per Share on the nth Exchange Business Day of the Cash Alternative Calculation Period; and

N	= the number of Exchange Business Days in the Cash Alternative Calculation Period;

“Cash Alternative Calculation Period” means the period of 10 consecutive Exchange Business Days commencing on the Second Exchange Business Day following the relevant Cash Alternative Election Date;

“Cash Alternative Election” has the meaning given in Condition 14(a) (Cash Alternative Election - Issuer’s Election);

“Cash Alternative Election Date” means the date falling three Exchange Business Days after the relevant Conversion Date;

“Cash Alternative Election Notice” has the meaning given in Condition 14(b) (Cash Alternative Election - Cash Alternative Election Notice);

“Change of Control Event” has the meaning given in Condition 17(a) (Change of Control - Change of Control Event);

“Change of Control Event Notice” has the meaning given in Condition 17(d)(Change of Control - Adjustment to the Conversion Price);

“Closing Market Price” means, in respect of a Share on any particular Exchange Business Day, the closing market price of a Share published by the Relevant Exchange in respect of that Exchange Business Day;

“Consideration per Share” has the meaning given in Condition 30 (Aggregate Consideration and Consideration per Share);

“Conversion Date” has the meaning given in Condition 12(d) (Procedure for Conversion - Conversion Date);

“Conversion Expenses” has the meaning given in Condition 12(b) (Procedure for Conversion - Conversion Expenses);

“Conversion Notice” means a notice of conversion in the form (for the time being current) obtainable from the Specified Office of any Paying and Conversion Agent;

“Conversion Period” has the meaning given in Condition 11(b) (Conversion - Conversion Period);

“Conversion Price” has the meaning given in Condition 11(d) (Conversion - Conversion Price);

“Conversion Right” means, in respect of any Note, the right of the holder (or, in the circumstances described in Condition 15 (Trustee’s Discretion to Convert Before Redemption), the Trustee) to convert the Note into Shares in accordance with these Conditions;

“Current Market Price” means, in respect of a Share at a particular date, the arithmetic average of the Volume Weighted Average Price per Share for each of the 10 consecutive Exchange Business Days ending on the Exchange Business Day immediately preceding such date (the “Relevant Period”), provided that:

(i)
if at any time during the Relevant Period the Volume Weighted Average Price shall have been based on a price ex-Dividend (or ex-any other entitlement) and during some other part of that period the Volume Weighted Average Price shall have been based on a price cum-Dividend (or cum-any other entitlement), then:

(A)
if the Shares to be issued do not rank for the Dividend (or entitlement) in question, the Volume Weighted Average Price on the dates on which the Volume Weighted Average Price shall have been based on a price cum-Dividend (or cum-any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that Dividend (or entitlement) per Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of Canada); or

(B)
if the Shares to be issued do rank for the Dividend (or entitlement) in question, the Volume Weighted Average Price on the dates on which the Volume Weighted Average Price shall have been based on a price ex- Dividend (or ex-any other entitlement) shall for the purpose of this definition be deemed to have been the amount thereof increased by such similar amount; and

(ii)
if on each of the 10 Exchange Business Days during the Relevant Period the Volume Weighted Average Price shall have been based on a price cum-Dividend (or cum-any other entitlement) in respect of a Dividend (or entitlement) which has been declared or announced but the Shares to be issued do not rank for that Dividend (or entitlement) the Volume Weighted Average Price on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that Dividend (or entitlement) per Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of Canada); and

(iii)

if the Volume Weighted Average Price is not available on each of the 10 Exchange Business Days during the Relevant Period, then the arithmetic average of the Volume Weighted Average Prices which are available in the Relevant Period shall be used (subject to the Volume Weighted Average Price being available on at least two such Exchange Business Days); and

(iv)
if the Volume Weighted Average Price is not available on any Exchange Business Day in the Relevant Period, or is available on only one Exchange Business Day in the Relevant Period, then the Current Market Price shall be Determined by an Expert;

“Determined by an Expert” means determined in good faith by an Expert acting as an expert;

“Dividend” means any dividend or distribution of any kind on the class of capital represented by the Shares, whether in cash or otherwise and however described:

(i)	including, without limitation, a Dividend in Shares;

(ii)	excluding a Bonus Issue; and

(iii)	including, without limitation, any other issue of shares or other securities credited as fully or partly paid by way of capitalisation of profits or reserves;

“Dividend in Shares” means any issue of Shares credited as fully paid to the Shareholders by way of capitalisation of profits or reserves which is to be, or may at the election of the Shareholders be, issued instead of the whole or any part of a cash Dividend which the Shareholders concerned would or could otherwise have received;

“Effective Date” has:

(i)	for the purposes of Condition 18 (Extraordinary Dividends), the meaning given in Condition 18(e) (Extraordinary Dividends - Effective Date);

(ii)	for the purposes of Condition 19 (Bonus Issues), the meaning given in Condition 19(b) (Bonus Issues - Effective Date);

(iii)	for the purposes of Condition 20 (Consolidation or Subdivision), the meaning given in Condition 20(b) (Consolidation or Subdivision - Effective Date);

(iv)
for the purposes of Condition 21 (Shares, Rights and Share-Related Securities Issued to Shareholders), the meaning given in Condition 21(b) (Shares, Rights and Share-Related Securities issued to Shareholders - Effective Date);

(v)	for the purposes of Condition 22 (Issue of other Securities to Shareholders), the meaning given in Condition 22(b) (Issue of other Securities to Shareholders - Effective Date);

(vi)	for the purposes of Condition 23 (Issue of Shares at Below Current Market Price), the meaning given in Condition 23(b) (Issue of Shares at Below Current Market Price - Effective Date);

(vii)
for the purposes of Condition 24 (Share-Related Securities Issued Other than to Shareholders), the meaning given in Condition 24(b) (Share-Related Securities Issued Other than to Shareholders - Effective Date);

(viii)
for the purposes of Condition 25 (Amendment of Terms of Rights or Share-Related Securities), the meaning given in Condition 25(b) (Amendment of Terms of Rights or Share-Related Securities - Effective Date); and

(ix)	for the purposes of Condition 26 (Other Arrangements to Acquire Securities), the meaning given in Condition 26(b) (Other Arrangements to Acquire Securities - Effective Date);

“Exchange Business Day” means any day that is a trading day on the Relevant Exchange other than a day on which the Relevant Exchange is scheduled to close prior to its regular weekday closing time;

“Expert” means, in relation to any matter to be Determined by an Expert, an independent investment bank and/or a firm of accountants which is, in either case, of international repute, appointed to act as an expert for the purposes of such matter in accordance with these Conditions and the Trust Deed;

“Extraordinary Dividend” has the meaning given in Condition 18(a) (Extraordinary Dividends - Determination of Extraordinary Dividends);

“Extraordinary Resolution” has the meaning given in the Trust Deed;

“Facilities Agreement” means the facilities agreement dated 24 October 2002 between EAGC Ventures Corp., Main Street 83 (Proprietary) Limited, Chimera Mines and Minerals Corporation, Standard Bank London Limited, The Standard Bank of South Africa Limited and others;

“Fair Market Value” means:

(a)	with respect to a cash Dividend or other cash amount the amount of such cash; and

(b)	with respect to any other property on any date, the fair market value of that property as Determined by an Expert,

provided, however, that in any such case:

(i)
where options, warrants or other rights are publicly traded in a market which is Determined by an Expert to have adequate liquidity, the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five trading days on the relevant market commencing on such date (or, if later, the first such trading day such options, warrants or other rights are publicly traded) or such shorter period as such options, warrants or other rights are publicly traded;

(ii)
any cash Dividend declared or paid in a currency other than U.S. dollars shall be converted into U.S. dollars at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid the cash Dividend in U.S. dollars; and

(iii)	any other amount or value in a currency other than U.S. dollars shall be converted into U.S. dollars at the Screen Rate on that date;

“Financial Year” means, in respect of the Issuer, any accounting period in respect of which audited financial statements of the Issuer have been published or are expected to be published;

“Guarantee” means, in relation to any Indebtedness of any Person, any obligation of another Person to pay such Indebtedness;

“Indebtedness” means any indebtedness of any Person for money borrowed or raised;

“Interest Payment Date” means 25 February in each year, the first Interest Payment Date being 25 February 2005;

“Issue Date” means 25 February 2004;

“Material Subsidiary” means any Subsidiary of the Issuer:

(i)
whose total assets at the time of at least one of the three most recently published consolidated audited financial statements of the Issuer represent at least 10 per cent, of the consolidated total assets of the Issuer; or

(ii)
whose revenues at the time of at least one of the three most recently published consolidated audited financial statements of the Issuer represent at least 10 per cent, of the consolidated total revenues of the Issuer, provided that in the case of a Subsidiary acquired or an entity which becomes a Subsidiary after the end of the financial period to which the then latest audited consolidated financial statements of the Issuer relate, the reference to the then latest audited consolidated financial statements for the purposes of the calculation above shall, until audited consolidated financial statements of the Issuer are published for the financial period in which the acquisition is made or, as the case may be, in which such entity becomes a Subsidiary, be deemed to be a reference to the then latest consolidated financial statements of the Issuer adjusted in such manner as the Issuer shall consider appropriate to consolidate the latest audited accounts of such Subsidiary in such accounts; and a certificate signed by two directors of the Issuer that in their opinion a Subsidiary of the Issuer is or is not or was or was not at any time or throughout any specified period a Material Subsidiary shall, in the absence of manifest or proven error, be conclusive and binding on all parties;

“Maturity Date” means 25 February 2011;

“Minimum Conversion Price” means U.S.$2.8832, provided that on each occasion, if any, on which the Conversion Price is adjusted pursuant to any of Condition 18 (Extraordinary Dividends), Condition 19 (Bonus Issues), Condition 20 (Consolidation or Subdivision), Condition 21 (Shares, Rights and Share-Related Securities Issued to Shareholders), Condition 22 (Issue of other Securities to Shareholders) or Condition 26 (Other Arrangements to Acquire Securities) then the Minimum Conversion Price shall be adjusted at the same time by the same proportion;

“Offer” means an offer to acquire Shares, whether expressed as a legal offer, an invitation to treat, a scheme with regard to such acquisition or in any other way, in circumstances where such offer is available to all Shareholders or all Shareholders other than any Shareholder who is the person making such offer (or any associate of such person) or who is excluded from the offer by reason of being connected with one or more specific jurisdictions;

“Payment Business Day” means, in respect of any place of presentation of any Note or Coupon, any day on which banks are open for presentation and payment of bearer debt securities and for dealings in foreign currencies in such place of presentation and, in the case of payment by transfer to a U.S. dollar account as referred to in Condition 9 (Payments), in New York City;

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality;

“Put Option Notice” has the meaning given in Condition 7(b) (Redemption and Purchase - Redemption at the option of Noteholders):

“Put Option Receipt” has the meaning given in Condition 7(b) (Redemption and Purchase - Redemption at the option of Noteholders):

“Put Settlement Date” has the meaning given in Condition 7(b) (Redemption and Purchase - Redemption at the option of Noteholders):

“Rate of Interest” means 3.25 per cent. per annum;

“Record Date” means, in respect of any entitlement to receive any dividend or other distribution declared, paid or made, or any rights granted, the record date or other due date for the establishment of the relevant entitlement;

“Regular Dividend Threshold” means the threshold determined in accordance with Condition 18(b) (Extraordinary Dividends - Regular Dividend Threshold);

“Regulation S” means Regulation S under the United States Securities Act of 1933;

“Relevant Date” means, in relation to any payment in respect of a Note, whichever is the later of (1) the date on which the payment in question first becomes due and (2) if the full amount payable has not been received in New York City by the Principal Paying and Conversion Agent or the Trustee on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders;

“Relevant Exchange” means the American Stock Exchange or, if the Shares are no longer traded on the American Stock Exchange the principal stock exchange or securities market on which the Shares are then traded;

“Relevant Indebtedness” means any Indebtedness which is in the form of or represented by any bond, note, debenture, debenture stock, loan stock, certificate or other instrument which with the agreement of the Issuer or the relevant Material Subsidiary is, or is capable of being, listed, quoted or traded on any recognised stock exchange or in any securities market (including, without limitation, any recognised over-the-counter market);

“Reserved Matter” means, in the context of any meeting of Noteholders, any proposal:

(i)	to change any date fixed for payment of principal or interest in respect of the Notes, to reduce the amount of principal or interest payable on any date in respect of the Notes or to alter the method of calculating the amount of any payment in respect of the Notes on redemption or maturity or the date for any such payment;

(ii)	to effect the exchange, conversion or substitution of the Notes for, or the conversion of the Notes into, shares, bonds or other obligations or securities of the Issuer or any other person or body corporate formed or to be formed (other than as permitted under the Trust Deed);

(iii)	to change the currency in which amounts due in respect of the Notes are payable;

(iv)	to change any aspect of the Conversion Right;

(v)	to change the quorum required at any meeting of Noteholders or the majority required to pass an Extraordinary Resolution; or

(vi)	to amend this definition of Reserved Matter;

“Rights” means, in respect of any securities or assets, any options, warrants or other rights (other than Share-Related Securities) which by their terms of issue carry a right to subscribe for, purchase or otherwise acquire such securities or assets;

“Screen Rate” means, on any day, and, in respect of the translation or conversion of one currency into another currency, the rate of exchange between such currencies appearing on Reuters page ECB 37 at or about 11.00 a.m. London time on that day, or, if that page is not available or that rate of exchange does not appear on that page at or about that time on that day, the rate of exchange between such currencies appearing on such other screen or information service, or determined in such other manner, as the Issuer shall determine, with the prior written approval of the Trustee;

“Security Interest” means any mortgage, charge, pledge, lien or other security interest including, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction;

“Share” means a common share of no par value in the share capital of the Issuer;

“Shareholder” means the person in whose name a Share is for the time being registered in the register of Share ownership maintained by or on behalf of the Issuer;

“Share-Related Securities” means any securities (excluding the Notes but including any further Notes issued pursuant to Condition 46 (Further Issues)) which by their original terms of issue:

(i)	carry a right to subscribe for, purchase or otherwise acquire Shares or any securities which by their terms of issue might be redesignated as Shares; or

(ii)	are capable of being redesignated as Shares or redesignated so as to carry a right to subscribe for, purchase or otherwise acquire Shares;

“Share Repurchase Threshold” means the threshold determined in accordance with Condition 18(c) (Extraordinary Dividends - Share Repurchase Threshold);

“Specified Office” has the meaning given in the Agency Agreement;

“Subsidiary” means, in relation to the Issuer at any particular time, any other Person:

(i)
whose affairs and policies the Issuer controls or has the power to control, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of such Person or otherwise; or

	(ii)	whose financial statements are, in accordance with applicable law and generally accepted accounting principles, consolidated with those of the Issuer;

“Unconverted Notes” has the meaning given in Condition 15(b) (Trustee’s Discretion to Convert Before Redemption - Unconverted Notes);

“U.S. dollars” and “U.S.$” means the lawful currency of the United States of America; and

“Volume Weighted Average Price” means, in respect of a Share on any Exchange Business Day, the order book volume-weighted price of a Share appearing on or derived from Bloomberg page BGO US Equity VAP (or such other source as shall be Determined by an Expert) on such Exchange Business Day, provided that (other than for the purpose of the definition of Current Market Price):

(i)
if on any such Exchange Business Day such price is not available or cannot otherwise be determined as provided above, the Volume Weighted Average Price of a Share in respect of such Exchange Business Day shall be the Volume Weighted Average Price, determined as provided above, on the immediately preceding Exchange Business Day on which the same can be so determined; and

(ii)
if any Dividend or other entitlement in respect of the Shares is announced on or prior to the relevant Conversion Date in circumstances where the Record Date in respect of such Dividend or other entitlement shall be on or after the relevant Conversion Date and if on any such Exchange Business Day the price as determined as provided above is based on a price ex-Dividend or ex-any other entitlement, then such price shall be increased by an amount equal to the Fair Market Value of any such Dividend or other cash entitlement as at the date of announcement of such Dividend or entitlement per Share (excluding, in the case of a dividend in cash, any associated tax credit and less the tax, if any, falling to be deducted on payment thereof to a resident of Canada).

(b)	Construction of certain references: In these Conditions, unless otherwise specified or unless the context otherwise requires:

(i)
a reference to a business day in any place shall be construed as a reference to a day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in that place;

	(ii)	the expression the “Notes” shall be construed so as to include any further notes issued pursuant to Condition 46 (Further Issues) and forming a single series with the Notes;

	(iii)	references to Notes being “outstanding” shall be construed in accordance with the Trust Deed;

(iv)
references to any issue or offer or grant to Shareholders “as a class” or “by way of rights” shall be construed so as to include an issue or offer or grant to all or substantially all Shareholders other than Shareholders to whom, by reason of the laws of any jurisdiction or requirements of any recognised regulatory body or any stock exchange in any jurisdiction or in connection with fractional entitlements, it is determined not to make such issue or offer or grant;

(v)
“equity share capital” means, in relation to a company, its issued share capital excluding any part of that capital which, neither as respects dividends nor as respects capital, carries any right to participate beyond a specified amount in a distribution;

	(vi)	references to the “issue” of Shares shall include the transfer and/or delivery of Shares by the Issuer or any of its Subsidiaries, whether newly issued and allotted or previously existing;

	(vii)	Shares held by the Issuer or any of its Subsidiaries shall not be considered as or treated as “in issue”; and

	(viii)	headings and sub-headings are for ease of reference only and shall not affect the construction of these Conditions.

THE DEBT SECURITY

3.

Form, Denomination and Title

The Notes are serially numbered and in bearer form in the denomination of U.S.$10,000 with Coupons attached at the time of issue. Title to the Notes and the Coupons will pass by delivery. The holder of any Note or Coupon shall (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing thereon or any notice of any previous loss or theft thereof) and no person shall be liable for so treating such holder. No person shall have any right to enforce any term or condition of the Notes or the Trust Deed under the Contracts (Rights of Third Parties) Act 1999.

4.

Status

The Notes constitute direct, general and unconditional obligations of the Issuer which will at all times rank pari passu among themselves and pari passu with all other present and future unsecured obligations of the Issuer, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

5.

Negative Pledge

So long as any Note remains outstanding, the Issuer shall not, and the Issuer shall procure that none of its Material Subsidiaries (excluding for this purpose any Material Subsidiary the ordinary or common shares of which are admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system) will, create or permit to subsist any Security Interest upon the whole or any part of their respective present or future undertaking, assets or revenues (including uncalled capital) to secure any Relevant Indebtedness or Guarantee of Relevant Indebtedness without (a) at the same time or prior thereto securing the Notes equally and rateably therewith to the satisfaction of the Trustee or (b) providing such other security for the Notes as the Trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the Noteholders or as may be approved by an Extraordinary Resolution of Noteholders.

6.	Interest

(a) Interest commencement and rate: The Notes bear interest from the Issue Date at the Rate of Interest payable in arrear on each Interest Payment Date, subject as provided in Condition 9 (Payments).

(b)
Cessation of interest accrual: Each Note will cease to bear interest from the due date for redemption, subject as provided in Condition 6(c) (Interest - Principal Amount not paid on due date), Condition 16(d) (Rights Arising on Conversion - Interest) and Condition 16(e) (Rights Arising on Conversion - Interest upon conversion due to early redemption).

(c)
Principal Amount not paid on due date: If, upon due presentation of any Note on the due date for redemption, payment of principal is improperly withheld or refused, such Note will continue to bear interest at the Rate of Interest (both before and after judgment) until the Relevant Date.

(d)

Coupon amount: The amount of interest payable on each Interest Payment Date shall be U.S.$325 in respect of each Note of U.S.$10,000 denomination. If interest is required to be paid in respect of a Note on any other date, it shall be calculated by applying the Rate of Interest to the principal amount of such Note, multiplying the product by the relevant Day Count Fraction and rounding the resulting figure to the nearest cent (half a cent being rounded upwards), where “Day Count Fraction” means, in respect of any period, the number of days in the relevant period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with twelve 30-day months).

7.	Redemption and Purchase

(a)
Scheduled redemption: Unless previously redeemed, converted, or purchased and cancelled, the Notes will be redeemed at their principal amount on the Maturity Date, subject as provided in Condition 8 (Payments).

(b)
Redemption at the option of Noteholders: The Issuer shall, at the option of the holder of any Note redeem such Note on 25 September 2009 (the “Put Settlement Date”) at a price equal to 100 per cent. of its principal amount together with interest accrued but unpaid to such date. In order to exercise the option contained in this Condition 7(b), the holder of a Note must, not less than 30 nor more than 60 days before the Put Settlement Date, deposit with any Paying and Conversion Agent such Note together with all unmatured Coupons relating thereto and a duly completed put option notice (a “Put Option Notice”) in the form obtainable from any Paying and Conversion Agent. The Paying and Conversion Agent with which a Note is so deposited shall deliver a duly completed receipt for such Note (a “Put Option Receipt”) to the depositing Noteholder. No Note, once deposited with a duly completed Put Option Notice in accordance with this Condition 7(b), may be withdrawn;

provided, however, that if, prior to the Put Settlement Date, any such Note becomes immediately due and payable or, upon due presentation of any such Note on the Put Settlement Date, payment of the redemption moneys is improperly withheld or refused, the relevant Paying and Conversion Agent shall mail notification thereof to the depositing Noteholder at such address as may have been given by such Noteholder in the relevant Put Option Notice and shall hold such Note at its Specified Office for collection by the depositing Noteholder against surrender of the relevant Put Option Receipt. For so long as any outstanding Note is held by a Paying and Conversion Agent in accordance with this Condition 7(b), the depositor of such Note and not such Paying and Conversion Agent shall be deemed to be the holder of such Note for all purposes. Should a holder of any Note redeem such Note in accordance with this Condition 7(a), the Issuer shall publish a notice to such effect in a leading newspaper having general circulation in Luxembourg in accordance with Condition 47 and notify the Luxembourg Stock Exchange.

(c)
Redemption at the option of the Issuer: The Notes may be redeemed at the option of the Issuer in whole, but not in part, at their principal amount together with accrued but unpaid interest to the date fixed for redemption:

(i)
at any time on or after 25 February 2007, provided that the Closing Market Price of the Shares on each of not less than 10 Exchange Business Days in any period of 30 consecutive Exchange Business Days ending not earlier than the seventh day prior to the date on which the relevant notice of redemption is given by the Issuer to the Noteholders shall have exceeded 120 per cent. of the Conversion Price in effect on such Exchange Business Day; or

(ii)
at any time if prior to the date on which the relevant notice of redemption is given by the Issuer less than 10 per cent. in principal amount of the Notes originally issued (including any further notes consolidated and forming a single series with the Notes at such date) remain outstanding.

In order to exercise such option the Issuer shall give not less than 30 nor more than 60 days’ notice to the Trustee and the Noteholders (which notice shall be irrevocable and shall oblige the Issuer to redeem the Notes on the date for redemption specified in such notice). Such notice shall specify (i) the date when the relevant redemption will take place and (ii) the last day on which Conversion Rights may be exercised by a Noteholder. Should the Issuer redeem the Notes in accordance with this Condition 7(c), the Issuer shall publish a notice to such effect in a leading newspaper having general circulation in Luxembourg in accordance with Condition 47 and notify the Luxembourg Stock Exchange.

(d)
No other redemption: The Issuer shall not be entitled to redeem the Notes otherwise than as provided in Condition 7(a) (Redemption and Purchase - Scheduled redemption), Condition 7(b) (Redemption and Purchase - Redemption at the option of Noteholders) and Condition 7(c) (Redemption and Purchase - Redemption at the option of the Issuer).

(e)
Purchase: Neither the Issuer nor any of its Subsidiaries may purchase any Notes in the period of 15 days before any date fixed for redemption of the Notes. Subject thereto, the Issuer or any of its Subsidiaries may at any time purchase Notes in the open market or otherwise and at any price, provided that all unmatured Coupons are purchased therewith.

(f)
Cancellation: All Notes so redeemed or purchased by the Issuer or any of its Subsidiaries, and all Notes which are converted, and any unmatured Coupons attached to or surrendered with them shall be cancelled and may not be reissued or resold.

8.	Payments

(a)
Principal: Save as provided in Condition 8(c) (Payments - Payments in New York City), payments of principal shall be made only against presentation and (provided that payment is made in full) surrender of Notes at the Specified Office of any Paying and Conversion Agent outside the United States by U.S. dollar cheque drawn on, or by transfer to a U.S. dollar account maintained by the payee with, a bank in New York City.

(b)
Interest: Save as provided in Condition 8(c) (Payments - Payments in New York City), payments of interest shall, subject to Condition 8(g) (Payments - Payments other than in respect of matured Coupons), be made only against presentation and (provided that payment is made in full) surrender of the appropriate Coupons at the Specified Office of any Paying and Conversion Agent outside the United States in the manner described in Condition 8(a)(Payments - Principal).

(c)
Payments in New York City: Payments of principal or interest may be made at the Specified Office of a Paying Agent in New York City if (i) the Issuer has appointed Paying Agents outside the United States with the reasonable expectation that such Paying Agents will be able to make payment of the full amount of the interest on the Notes in U.S. dollars when due, (ii) payment of the full amount of such interest at the offices of all such Paying Agents is illegal or effectively precluded by exchange controls or other similar restrictions and (iii) payment is permitted by applicable United States law.

(d)
Payments subject to fiscal laws: All payments in respect of the Notes are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment. No commissions or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e)
Deduction for unmatured Coupons: If a Note is presented without all unmatured Coupons relating thereto, a sum equal to the aggregate amount of the missing unmatured Coupons will be deducted from the amount due for payment in respect of such Note; provided, however, that, if the gross amount available for payment is less than the amount due for payment in respect of such Note, the sum deducted will be that proportion of the aggregate amount of such missing Coupons which the gross amount actually available for payment bears to the amount due for payment in respect of such Note. Each sum of principal so deducted shall be paid in the manner provided in Condition 8(a) (Payments - Principal) against presentation and (provided that payment is made in full) surrender of the relevant missing Coupons.

(f)
Payments on business days: If the due date for payment of any amount in respect of any Note or Coupon is not a Payment Business Day in the place of presentation, the holder shall not be entitled to payment in such place of the amount due until the next succeeding Payment Business Day in such place and shall not be entitled to any further interest or other payment in respect of any such delay.

(g)
Payments other than in respect of matured Coupons: Payments of interest other than in respect of matured Coupons shall be made only against presentation of the relevant Notes at the Specified Office of any Paying and Conversion Agent outside the United States (or in New York City if permitted by Condition 8(c) (Payments - Payments in New York City)).

(h)
Partial payments: If a Paying and Conversion Agent makes a partial payment in respect of any Note or Coupon presented to it for payment, such Paying and Conversion Agent will endorse thereon a statement indicating the amount and date of such payment.

9.

Taxation

All payments in respect of the Notes and the Coupons by or on behalf of the Issuer shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by Canada or any other jurisdiction or any political subdivision or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law. In that event, the appropriate withholding or deduction shall be made and the Issuer shall not pay any additional amounts to Noteholders or Couponholders to compensate for such withholding or deduction.

10.

Events of Default

If any of the following events occurs, then the Trustee at its discretion may and, if so requested in writing by holders of at least one quarter of the aggregate principal amount of the outstanding Notes or if so directed by an Extraordinary Resolution, shall give written notice to the Issuer declaring the Notes to be immediately due and payable, whereupon they shall become immediately due and payable at their principal amount together with accrued interest without further action or formality:

(a)
Non-payment: the Issuer fails to pay any principal amount or any Cash Alternative Amount due in respect of the Notes within 3 business days of the due date for payment thereof or fails to pay any amount of interest in respect of the Notes within 7 business days of the due date for payment thereof; or

(b)
Breach of other obligations: the Issuer defaults in the performance or observance of any of its other obligations under or in respect of the Notes or the Trust Deed and such default (i) is, in the opinion of the Trustee, incapable of remedy or (ii) being a default which is, in the opinion of the Trustee, capable of remedy, remains unremedied for 30 days after the Trustee has given written notice thereof to the Issuer; or

	(c)	Cross-default of Issuer or Material Subsidiary:

		(i)	any Indebtedness of the Issuer or any of its Material Subsidiaries is not paid when due or (as the case may be) within any originally applicable grace period;

(ii)
any such Indebtedness becomes (or becomes capable of being declared) due and payable prior to its stated maturity otherwise than at the option of the Issuer or (as the case may be) the relevant Material Subsidiary or (provided that no event of default, howsoever described, has occurred) any person entitled to such Indebtedness; or

	(iii)	the Issuer or any of its Material Subsidiaries fails to pay when due any amount payable by it under any Guarantee of any Indebtedness;

provided that:

(A)
the amount of Indebtedness referred to in sub-paragraph (i) and/or sub-paragraph (ii) above and/or the amount payable under any Guarantee referred to in sub-paragraph (iii) above in the aggregate exceeds U.S.$10,000,000 (or its equivalent in any other currency or currencies as determined by the Trustee); and

		(B)	in calculating the amount of Indebtedness referred to in sub-paragraph (i) and/or sub-paragraph (ii) above and/or the amount payable under any Guarantee referred to in sub-paragraph (iii) above:

(1)
subject to the Indebtedness of Main Street 83 (Proprietary) Limited arising under the acquisition facility under the Facilities Agreement being not more than U.S.$27 million, any Indebtedness of Main Street 83 (Proprietary) Limited arising under such facility under the Facilities Agreement; and

(2)
subject to the Indebtedness of Petrex (Proprietary) Limited under the revolving working capital facility under the Facilities Agreement being not more than Rand 50 million, any Indebtedness of Petrex (Proprietary) Limited under such facility under the Facilities Agreement, shall be excluded;

(d)
Unsatisfied judgment: one or more judgment(s) or order(s) for the payment of any amount is rendered against the Issuer or any of its Material Subsidiaries and continue(s) unsatisfied and unstayed for a period of 45 days after the date(s) thereof or, if later, the date therein specified for payment provided that the amount which is the subject of any such judgment(s) or order(s) in the aggregate exceeds U.S.$10,000,000 (or its equivalent in any other currency or currencies as determined by the Trustee); or

(e)
Security enforced: a secured party takes possession, or a receiver, manager or other similar officer is appointed, of the whole or any substantial part of the undertaking, assets and revenues of the Issuer or any of its Material Subsidiaries; or

(f)
Insolvency, etc.: (i) the Issuer or any of its Material Subsidiaries is declared insolvent or is declared unable to pay its debts as they fall due, (ii) an administrator or liquidator of the Issuer or any of its Material Subsidiaries or the whole or any substantial part of the undertaking, assets and revenues of the Issuer or any of its Material Subsidiaries is appointed, (iii) the Issuer or any of its Material Subsidiaries takes any action for a reduction, reorganisation or deferment of any of its obligations or makes a general assignment or an arrangement or composition with or for the benefit of its creditors or declares a moratorium in respect of any of its Indebtedness or any Guarantee of any Indebtedness given by it or (iv) the Issuer or any of its Material Subsidiaries

ceases or publicly announces its intention to cease to carry on all or any substantial part of its business; or

(g)
Winding up, etc.: an order is made or an effective resolution is passed for the winding up, liquidation or dissolution of the Issuer or any of its Material Subsidiaries (otherwise than, in the case of a Material Subsidiary of the Issuer, for the purposes of or pursuant to an amalgamation, reorganisation or restructuring whilst solvent); or

(h)	Analogous event: any event occurs which under the laws of Canada has an analogous effect to any of the events referred to in paragraphs (d) (Unsatisfied judgment) to (g) (Winding up, etc.) above; or

(i)
Failure to take action, etc.: any action, condition or thing at any time required to be taken, fulfilled or done in order (i) to enable the Issuer lawfully to enter into, exercise its rights and perform and comply with its obligations under and in respect of the Notes or the Trust Deed, (ii) to ensure that those obligations are legal, valid, binding and enforceable and (iii) to make the Notes, the Coupons and the Trust Deed admissible in evidence in the courts of Canada is not taken, fulfilled or done; or

(j)	Unlawfulness: it is or will become unlawful for the Issuer to perform or comply with any of its obligations under or in respect of the Notes or the Trust Deed, provided, however, that:

	(A)	in the case of the happening of any of the events mentioned in:

		(1)	paragraph (b) (Breach of other obligations);

		(2)	paragraph (e) (Security enforced);

		(3)	paragraph (f) (Insolvency, etc.) in relation only to a Material Subsidiary of the Issuer;

		(4)	paragraph (g) (Winding up, etc.) in relation only to a Material Subsidiary of the Issuer;

(5)
paragraph (h) (Analogous event) in relation to the events mentioned in paragraph (e) (Security enforced) in relation to both the Issuer and a Material Subsidiary of the Issuer and in relation to the events mentioned in paragraphs (f) (Insolvency, etc.) or (g) (Winding up, etc.) in relation to a Material Subsidiary of the Issuer only;

		(6)	paragraph (i) (Failure to take action, etc.); or

		(7)	paragraphs (j) (Unlawfulness),

the Trustee certifies in writing that the happening of such event is in its opinion materially prejudicial to the interests of the Noteholders; and

			(B)	in all cases, the Trustee has been indemnified or provided with security to its satisfaction.

THE EQUITY OPTION

11.	Conversion

(a)
Conversion right: The holder of each Note has the right to convert such Note into fully-paid Shares at any time during the Conversion Period, subject to the right of the Issuer to make a Cash Alternative Election under Condition 14 (Cash Alternative Election).

	(b)	Conversion Period: The “Conversion Period” in respect of any Note shall be the period beginning on and including 26 June 2004 and ending on and including the earlier to occur of:

		(i)	the close of business (in the place where the Conversion Notice in respect of the Note is deposited) on 15 February 2011; and

(ii)
if such Note shall have been called for redemption before the Maturity Date, the close of business (in the place where the Conversion Notice in respect of the Note is deposited) on the day which is 10 days before the date fixed for redemption thereof, provided, however, that:

(A)
if the Issuer shall give a Change of Control Event Notice pursuant to Condition 17(d) (Change of Control - Adjustment to the Conversion Price) at a time when the Conversion Period would not otherwise have begun, the Conversion Period shall nevertheless begin on the date of such Change of Control Event Notice;

(B)
if the Issuer shall default in making payment in full in respect of such Note on the date fixed for redemption thereof, the relevant Conversion Period shall continue up to and including the date upon which the full amount of the moneys payable in respect of such Note has been duly received by the Trustee or the Principal Paying and Conversion Agent and notice of such receipt has been given to the Noteholders in accordance with Condition 47 (Notices) or, if earlier, up to and including 15 February 2011; and

(C)
in any such case, if the last day of the Conversion Period would otherwise be a day which is not a business day in the place where the Conversion Notice in respect of the Note is deposited, the last day of the Conversion Period shall be the immediately preceding business day in such place.

In any event the Conversion Period shall end on the date of any notice from the Trustee declaring the Notes to be immediately due and payable pursuant to Condition 10 (Events of Default).

Conversion Rights are not exercisable in respect of any Note deposited for redemption under Condition 7(c) (Redemption and purchase - Redemption at the option of the Issuer).

(c)
Conversion ratio: The number of Shares to be issued upon exercise of the Conversion Right attaching to any Note shall be determined by dividing the principal amount of the Note by the Conversion Price in effect on the Conversion Date.

(d)
Conversion Price: The Conversion Price in effect on the Issue Date is U.S.$4.664. The Conversion Price in effect on any subsequent date shall be the Conversion Price in effect on the Issue Date subject to any subsequent adjustment in accordance with these Conditions and the expression “Conversion Price” shall be construed accordingly.

(e)
No Shares set aside: Conversion Rights are not exercisable in respect of any specific Shares and no Shares have been or will be charged, placed in custody or otherwise set aside to secure or satisfy the obligations of the Issuer in respect of the Conversion Rights.

(f)
Fractions of a Share: Fractions of a Share will not be issued on conversion. However, if more than one Note is to be converted at any one time by the same Noteholder such that the Shares to be issued upon conversion thereof are to be registered in the same name, the number of Shares which shall be issued upon conversion thereof shall be calculated on the basis of the aggregate principal amount of the Notes so to be converted. If a fraction of a Share would otherwise fall to be issued upon conversion, the Issuer shall make or procure that there is made, on or before the seventh London business day after the relevant Conversion Date, a cash payment equal to such fraction of the Current Market Price per Share as at the relevant Conversion Date by U.S. dollar cheque drawn on, or by transfer to a U.S. dollar account maintained by the payee with, a bank in New York City in accordance with instructions given in the relevant Conversion Notice.

12.	Procedure for Conversion

	(a)	Deposit of Note: To exercise the Conversion Right attaching to any Note, the Noteholder must:

(i)
complete, execute and deposit at the Noteholder’s own expense during normal business hours on any business day during the Conversion Period at the Specified Office of any Paying and Conversion Agent a Conversion Notice (in duplicate);

		(ii)	at the same time deposit the relevant Note at the Specified Office of the same Paying and Conversion Agent; and

		(iii)	pay to the Issuer (or to such person as the Issuer may direct) any applicable Conversion Expenses.

A Conversion Notice once deposited shall not be withdrawn without the consent in writing of the Issuer.

(b)
Conversion Expenses: The Issuer will pay all stamp, issue, registration or other similar taxes and duties (if any) arising in Canada on the issue of Shares on conversion of the Notes, their transfer and delivery to or to the order of the converting Noteholder or, as the case may be, the Trustee (subject as provided in Condition 13 (Settlement)), any expenses of obtaining a listing for such Shares on the Relevant Exchange and all charges of the Paying and Conversion Agents in connection therewith as provided in the Agency Agreement. Subject thereto, as conditions precedent to conversion, the Noteholder must pay to the Issuer (or to such person as the Issuer may direct) all stamp, issue, registration or other similar taxes and duties (if any) (“Conversion Expenses”) arising on conversion which may be payable:

		(i)	in the country in which the Specified Office of the relevant Paying and Conversion Agent is located (if not Canada); and

		(ii)	in any other jurisdiction,

as a result of the issue, transfer or delivery of Shares or any other property or cash upon conversion to or to the order of the converting Noteholder.

(c)
U.S. certification: Upon exercising the Conversion Right attaching to any Note, the Noteholder shall be required to represent and agree in the Conversion Notice that at the time of execution and deposit of such Conversion Notice neither it nor any person who has the beneficial interest in that Note is in the United States or a U.S. person (within the meaning of Regulation S) and it, or such person, if applicable, purchased such Note, or the beneficial interest therein, in a transaction made in accordance with Rule 903 or Rule 904 of Regulation S. No Shares will be issued to a Noteholder unless the Noteholder satisfies the foregoing conditions.

	(d)	Conversion Date: The conversion date in respect of a Note (the “Conversion Date”) shall be:

		(i)	the Vancouver business day following the satisfaction of the conditions specified in Condition 12(a) (Procedure for Conversion - Deposit of Note); or

		(ii)	in the case of an election by the Trustee pursuant to Condition 15 (Trustee’s Discretion to Convert Before Redemption):

(A)
for the purposes of Condition 15(f) (Trustee’s Discretions to Convert Before Redemption - Cash Alternative Election), Condition 16(d) (Rights Arising on Conversion - Interest) and Condition 16(e) (Rights Arising on Conversion - Interest upon conversion due to early redemption), the date which would have been the Conversion Date had Conversion Rights been exercised in respect of the relevant Unconverted Notes on the last day of the Conversion Period; and

			(B)	for any other purpose, the relevant redemption date.

(e)
Specified account: Upon exercise of Conversion Rights, a Noteholder shall in the relevant Conversion Notice, specify a U.S. dollar account with a bank in New York City to which any cash amount payable on or in respect of the exercise of Conversion Rights by that Noteholder shall be credited and the Issuer shall pay such sum to the relevant Noteholder in accordance with any such directions.

13.

Settlement

Shares to be issued on conversion of the Notes will be issued in certificated form and a certificate in respect thereof will be dispatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) to the relevant Noteholder or as it may direct in the relevant Conversion Notice within 28 days following the relevant Conversion Date.

14.	Cash Alternative Election

(a)
Issuer’s Election: Upon exercise of a Conversion Right the Issuer may make an election (a “Cash Alternative Election”) that the relevant Conversion Right will be satisfied by payment to the relevant Noteholder of a sum in cash equal to the Cash Alternative Amount in respect of the Shares (including, for this purpose, any fractions of Shares) which, in the absence of any such Cash Alternative Election, would have fallen to be delivered to the relevant Noteholder together with any other amount payable by the Issuer to such Noteholder in respect of or relating to the relevant exercise.

(b)
Cash Alternative Election Notice: In order to make a Cash Alternative Election the Issuer must give notice thereof (the “Cash Alternative Election Notice”) to the relevant Noteholder on or prior to the Cash Alternative Election Date. Such notice shall be given in accordance with the directions specified in the relevant Conversion Notice.

(c)
Payment of Cash Alternative Amount: The Issuer shall pay the Cash Alternative Amount by not later than the fifth Exchange Business Day following the end of the Cash Alternative Calculation Period by U.S. dollar cheque drawn on, or by transfer to an U.S. dollar account maintained by the payee with, a bank in New York City in accordance with instructions contained in the relevant Conversion Notice.

15.	Trustee’s Discretion to Convert Before Redemption

(a)
Parity exceeds redemption moneys: If, prior to the date fixed for redemption of the Notes (including any redemption under Condition 7(c) (Redemption and purchase - Redemption at the option of the Issuer) but excluding any redemption under Condition 7(b) (Redemption and purchase - Redemption at the option of the Noteholders)), the Trustee is satisfied that it has been Determined by an Expert that the net proceeds of an immediate sale of the Shares arising from conversion at the Conversion Price applicable at such redemption date of any Unconverted Notes would be likely to exceed by 5 per cent. or more the amount of redemption moneys and interest which would otherwise be payable in respect of such Notes, then the Trustee, subject to compliance with all applicable securities laws, including but not limited to the securities laws of Canada and the United States, may elect to convert all (but not some only) of such Unconverted Notes as of such redemption date.

(b)
Unconverted Notes: In these Conditions, an “Unconverted Note” means a Note in respect of which the Conversion Right has not been exercised by the relevant Noteholder, and which has not been duly presented for redemption by the relevant Noteholder, before the date of any such election by the Trustee described in Condition 15(a) (Trustee’s Discretion to Convert Before Redemption - Parity exceeds redemption moneys).

(c)

Taxes, etc: In making the comparison described in Condition 15(a) (Trustee’s Discretion to Convert Before Redemption - Parity exceeds redemption moneys), the Trustee may disregard any liability (other than a liability of the Trustee) to taxation or the payment of any capital, stamp, issue or registration duties consequent upon any such conversion.

(d)
Trustee’s discretion: Any such election described in Condition 15(a) (Trustee’s Discretion to Convert Before Redemption - Parity exceeds redemption moneys) may be made by the Trustee in its absolute discretion (and without any responsibility for any loss occasioned thereby) but must be made by notice in writing to the Issuer within the period commencing on the date nine days before, and ending at the close of business on the day which is one Vancouver and New York City business day before, the relevant redemption date.

(e)
Sale of Shares: If the Issuer does not make a Cash Alternative Election in respect of the Unconverted Notes then the Trustee shall arrange for the sale, on behalf of the holders of the Unconverted Notes, of the Shares issued on such conversion as soon as practicable and, subject to:

	(i)	any necessary consents being obtained;

	(ii)	the deduction by the Trustee of any amount which it determines to be payable in respect of its liability to taxation or the payment of any capital, stamp, issue or registration duties (if any);

	(iii)	the deduction by the Trustee of any costs incurred by or on behalf of the Trustee and/or the Paying and Conversion Agents (if any) in connection with such conversion and sale;

(iv)
the deduction by the Trustee (and payment thereof to the Issuer) of an amount equal to the amount of any interest paid by the Issuer on the Unconverted Notes in respect of any Interest Payment Date falling on or after the relevant Conversion Date but before the relevant redemption; and

(v)
compliance with all applicable securities laws, including but not limited to the securities laws of Canada, the United States and those jurisdictions outside of Canada and the United States, if any, where such Shares are offered and sold, the net proceeds of sale together with accrued interest (if any) payable under Condition 16(e) (Rights Arising on Conversion - Interest upon conversion due to early redemption) in respect of such Unconverted Notes shall be held by or on behalf of the Trustee and distributed rateably to the holders of such Unconverted Notes against due presentation in accordance with Condition 8 (Payments) or in such other manner as the Trustee may determine. The amount of such net proceeds of sale (together with any such accrued interest) shall be treated for all purposes as the full amount due from the Issuer in respect of such Unconverted Notes.

(f)	Cash Alternative Election: If the Issuer does make a Cash Alternative Election in respect of the relevant Unconverted Notes then, subject to:

	(i)	the deduction by the Trustee of any amount which it determines to be payable in respect of its liability to taxation or the payment of any capital, stamp, issue or registration duties (if any);

	(ii)	the deduction by the Trustee of any costs incurred by or on behalf of the Trustee and/or the Paying and Conversion Agents (if any) in connection with such conversion; and

(iii)
the deduction by the Trustee (and payment thereof to the Issuer) of an amount equal to the amount of any interest paid by the Issuer on the Unconverted Notes in respect of any Interest Payment Date falling on or after the relevant Conversion Date but before the relevant redemption date,

the Cash Alternative Amount paid to the Trustee together with accrued interest (if any) payable under Condition 16(e) (Rights Arising on Conversion - Interest upon conversion due to early redemption) in respect of such Unconverted Notes shall be held by or on behalf of the Trustee and distributed rateably to the holders of such Unconverted Notes against due presentation in accordance with Condition 8 (Payments) or in such other manner as the Trustee may determine. Such Cash Alternative Amount (together with any such accrued interest) shall be treated for all purposes as the full amount due from the Issuer in respect of such Unconverted Notes.

(g)
Application of Conditions: These Conditions shall apply to any exercise by the Trustee of the Conversion Right attaching to any Unconverted Note pursuant to this Condition 15 as though the Trustee were the relevant Noteholder, subject as otherwise provided in this Condition 15.

(h)
Payments: The provisions of Condition 8 (Payments) shall apply to any payment of the net proceeds of sale or any Cash Alternative Amount pursuant to this Condition 15 as though such payment were a payment of principal.

(i)
Fractions of a Share: For the purposes of Condition 11(f) (Conversion - Fractions of a Share), the Trustee electing to convert Unconverted Notes shall be deemed to be one Noteholder in respect of all such Unconverted Notes.

	(j)	U.S. certification: No certification pursuant to Condition 12(c) (Procedure for Conversion - U.S. certification) is required in the case of the Trustee electing to convert Unconverted Notes.

(k)
Additional Cash Amounts: Any Additional Cash Amount paid to the Trustee in respect of Unconverted Notes in respect of which the Trustee shall have exercised rights pursuant to this Condition 15 shall be held by or on behalf of the Trustee and distributed rateably to the holders of such Notes in such manner as the Trustee may determine.

(l)
Trustee’s liability: The Trustee shall have no liability in respect of the exercise or non-exercise of its discretion pursuant to this Condition 15 or the timing of such exercise or, where relevant, in respect of any such sale of any Shares, whether for the timing of any such sale or the price at which any Shares are sold or the inability to sell any Shares or otherwise. In exercising its powers under this Condition 15, the Trustee shall have regard to the economic interests of the holders of the Unconverted Notes as a class and to no other considerations.

16.	Rights Arising on Conversion

(a)
Rights in respect of Shares issued upon conversion: Shares issued upon exercise of Conversion Rights will be issued fully paid, free from any liens, charges, encumbrances, pre-emptive rights or other third-party rights and, subject as provided in Conditions 16(b) (Rights Arising on Conversion - Dividends) and (c) (Rights Arising on Conversion - Voting rights):

		(i)	such Shares will rank pari passu in all respects with all other Shares in issue on the Conversion Date; and

	(ii)	the holders of such Shares will be treated by the Issuer as Shareholders for all purposes with effect from and including the Conversion Date.

(b)
Dividends and other distributions: Shares issued upon exercise of Conversion Rights will rank pari passu in respect of Dividends and other distributions declared, paid or made, or rights granted, with all other Shares in issue on the Conversion Date except that such Shares will not rank for any Dividend or other distribution declared, paid or made on, or rights granted in respect of, the Shares for which the Record Date precedes the Conversion Date.

(c)
Voting rights: Shares issued upon exercise of Conversion Rights will rank pari passu in respect of voting rights with all other Shares in issue on the Conversion Date except that they will not rank for any voting rights where the entitlement to voting rights accrues to Shareholders by reference to a Record Date which precedes the Conversion Date.

(d)	Interest: Save as provided in Condition 16(e) (Rights Arising on Conversion - Interest upon conversion due to early redemption), upon conversion of any Note:

	(i)	if the Conversion Date falls on an Interest Payment Date, the Noteholder shall not be entitled to receive the payment of interest otherwise due on such Interest Payment Date; and

(ii)
in any other case, the Noteholder shall cease to be entitled to any interest accrued on the relevant Note since the Interest Payment Date immediately preceding such Conversion Date (or, if such Conversion Date falls on or before the first Interest Payment Date, since the Issue Date), and, in either case, no payment or adjustment shall be made on conversion for any such interest accrued since the Interest Payment Date immediately preceding such Conversion Date (or, if such Conversion Date falls on or before the first Interest Payment Date, since the Issue Date). Upon the Conversion Date of any Note, all unmatured Coupons relating thereto (whether or not still attached) shall become void and no payment will be made in respect thereof (for this purpose treating any Coupon expressed to be payable on or after the relevant Conversion Date as an unmatured Coupon).

(e)	Interest upon conversion due to early redemption: If:

(i)
any notice requiring the redemption of any Notes is given pursuant to Condition 7(b) (Redemption and Purchase - Redemption at the option of the Issuer) on or after (or within 14 days before) the Record Date (the “Relevant Record Date”) in respect of any dividend payable in respect of the Shares;

	(ii)	such notice specifies a date for redemption falling on or before (or within 14 days after) the Interest Payment Date next following the Relevant Record Date; and

(iii)
the Conversion Date in respect of any Note the subject of any such notice (a “Relevant Note”) falls after the Relevant Record Date and on or before the Interest Payment Date next following the Relevant Record Date, then interest shall accrue on each Relevant Note from and including the preceding Interest Payment Date (or, if the relevant Conversion Date falls on or before the first Interest Payment Date, from and including the Issue Date) to but excluding the Relevant Record Date. Any such interest shall be paid not later than 14 days after the relevant Conversion Date by U.S. dollar cheque drawn on, or by transfer to a U.S. dollar account maintained by the payee with, a bank in New York City, in accordance with instructions given by the relevant Noteholder or, in the case of an election by the Trustee pursuant to Condition 15(a) (Trustee’s Discretion to Convert Before Redemption - Parity exceeds redemption moneys), the Trustee.

ADJUSTMENTS TO THE CONVERSION PRICE

17.	Change of Control

(a)
Offer: If an Offer is made in respect of the Shares, the Issuer shall give notice of such Offer to the Noteholders, with a copy to the Trustee, at the same time as any notice thereof is sent to its Shareholders (or as soon as practicable thereafter) indicating that details concerning such Offer may be obtained from the Specified Offices of the Paying and Conversion Agents.

(b)
Extension of Offer to Noteholders: Where an Offer in respect of the Shares has been recommended by the board of directors of the Issuer, or where such an Offer has become or been declared unconditional in all respects, the Issuer shall use its reasonable endeavours to procure that the Offer is extended to the holders of any Shares issued during the period in which such Offer is open for acceptance (as determined in accordance with any relevant laws, rules, regulations and voluntary codes applicable to such Offer) as a result of the exercise of Conversion Rights.

(c)
Change Of Control Event: In these Conditions, a “Change of Control Event” occurs if an Offer in respect of the Shares, for which the consideration is or can be received wholly or substantially in cash, has become or been declared unconditional in all respects and the Issuer becomes aware that the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Shareholders has or will become unconditionally vested in the offeror and/or any associates(s) of the offeror, or an event occurs which has a like or similar effect.

(d)
Adjustment to the Conversion Price: If and whenever a Change of Control Event shall occur the Issuer shall forthwith give notice to the Noteholders (a “Change of Control Event Notice”), with a copy to the Trustee, of such event and, in relation to each Note for which the Conversion Date occurs after the date of such Change of Control Event Notice but on or prior to the 60th day following the date of such Change of Control Event Notice, the Conversion Price shall be the product of (1) the Conversion Price that would otherwise apply on such Conversion Date in the absence of a Change of Control Event and (2) the percentage determined in accordance with the following table:

			Conversion Date	Percentage (%)
			On or before 25 February 2005	85.0
			Thereafter, but on or before	87.5
			25 February 2006
			Thereafter, but on or before	90.0
			25 February 2007
			Thereafter, but on or before	92.5
			25 February 2008
			Thereafter, but on or before	95.0
			25 February 2009
			Thereafter, but on or before	97.5
			25 February 2010
			Thereafter, and until the Maturity	100.0
			Date

Notwithstanding the above, if the Conversion Date in respect of any Note occurs after the date of a Change of Control Event Notice but on or prior to the 60th day following the date of such Change of Control Event Notice, the relevant Noteholder will not be entitled to receive that number of Shares, including for this purpose any fraction of a Share, (the “Excess Shares”) in excess of the number of Shares it would have been entitled to receive if the Conversion Price had not been adjusted as provided in this Condition 17 and in lieu thereof shall be entitled to receive an amount determined as if:

		(i)	a Cash Alternative Election was applicable to such exercise of Conversion Rights; and

		(ii)	“S” in the formula set out in the definition of Cash Alternative Amount referred to the Excess Shares.

	(e)	Change of Control Event Notice: Any Change of Control Event Notice shall inform Noteholders of their entitlement to exercise the Conversion Right in accordance with these Conditions and shall specify:

		(i)	all information material to Noteholders concerning the Change of Control Event;

		(ii)	the Conversion Price in relation to each Note for which the Conversion Date occurs on the date of such notice to the Noteholders; and

		(iii)
the Conversion Price in relation to each Note for which the Conversion Date occurs after the date of such notice to the Noteholders but on or prior to the 60th day following the date of such notice to the Noteholders.

18.	Extraordinary Dividends

	(a)	Determination of Extraordinary Dividends: Whether or not any event constitutes an extraordinary dividend (an “Extraordinary Dividend”) will be determined as follows:

		(i)

if a Dividend is expressed by the Issuer or declared by the board of directors of the Issuer to be a capital distribution, extraordinary dividend, extraordinary distribution, special dividend or special distribution or any analogous or similar term, then the relevant Dividend will constitute an Extraordinary Dividend, and the amount of such Extraordinary Dividend will be the Fair Market Value of the entire amount of the relevant Dividend;

	(ii)	subject as provided in (i) above, a Dividend which does not cause the Regular Dividend Threshold to be exceeded will not constitute an Extraordinary Dividend;

(iii)
subject as provided in (i) above, a Dividend which causes the Regular Dividend Threshold to be exceeded will constitute an Extraordinary Dividend, and the amount of such Extraordinary Dividend will be the amount (if any) by which the Fair Market Value of the relevant Dividend causes the Regular Dividend Threshold to be exceeded; and

(iv)
a purchase or redemption of Shares by the Issuer which causes the Share Repurchase Threshold to be exceeded will constitute an Extraordinary Dividend, and the amount of such Extraordinary Dividend will be the product of (A) the number of Shares purchased or redeemed by the Issuer on the relevant date and (B) the average price (before expenses) of such purchase or redemption on that date.

(b)	Regular Dividend Threshold: A Dividend will cause the Regular Dividend Threshold to be exceeded if (and only if) the aggregate of the Fair Market Value of:

	(i)	the relevant Dividend; and

(ii)
all other Dividends (excluding for this purpose any other Dividend to the extent that such other Dividend was itself an Extraordinary Dividend) charged or provided for in the financial statements of the Issuer in respect of the same Financial Year of the Issuer as the relevant Dividend, exceeds 120 per cent. of the aggregate of the Fair Market Value of all Dividends (excluding for this purpose any Dividend to the extent that such Dividend was itself an Extraordinary Dividend) charged or provided for in the financial statements of the Issuer in respect of the Financial Year of the Issuer immediately preceding the Financial Year in question. For this purpose, if any relevant Financial Year is of any duration other than 12 months, the Fair Market Value of any Dividend in respect of such Financial Year shall be multiplied by a fraction of which the numerator is 12 and the denominator is the number of months in such Financial Year.

(c)
Share Repurchase Threshold: A purchase or redemption of share capital by the Issuer will cause the Share Repurchase Threshold to be exceeded if (and only if) it comprises a purchase or redemption of Shares by the Issuer at an average price (before expenses) on any one day which exceeds by more than five per cent. the Volume Weighted Average Price of the Shares either (A) on that date (or if that date is not an Exchange Business Day, the immediately preceding Exchange Business Day), or (B) where an announcement (excluding for the avoidance of doubt, general authority for such purchases given by a Shareholders meeting of the Issuer or any notice convening such meeting) has been made of the intention to purchase Shares at some future date at a specified price, on the Exchange Business Day immediately preceding the date of such announcement.

	(d)	Adjustment Event: If and whenever the Issuer shall distribute any Extraordinary Dividend to the Shareholders, the Conversion Price shall be subject to adjustment in accordance with this Condition 18.

	(e)	Effective Date: For the purposes of this Condition 18, the “Effective Date” means the date on which the relevant Extraordinary Dividend is actually distributed.

(f)
Adjustment to the Conversion Price: If and whenever the Issuer shall distribute any Extraordinary Dividend to the Shareholders, in relation to each Note for which the Conversion Date has not occurred prior to the Effective Date, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:

A – B
A

where:

A
is the Current Market Price of one Share (expressed in U.S. dollars) on the Exchange Business Day immediately preceding the date of the first public announcement of the terms of such Extraordinary Dividend; and

		B	is the Fair Market Value on the date of such announcement of the portion of the Extraordinary Dividend attributable to one Share.

(g)
Effect of adjustment: The Conversion Price as adjusted pursuant to this Condition 18 shall apply, with effect from and including the Effective Date, to each Note for which the Conversion Date has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to these Conditions.

19.	Bonus Issues

	(h)	Adjustment event: If and whenever the Issuer shall make any Bonus Issue, the Conversion Price shall be subject to adjustment in accordance with this Condition 19.

	(i)	Effective Date: For the purposes of this Condition 19, the “Effective Date” means the date of issue of the relevant Shares.

(j)
Adjustment to the Conversion Price: In relation to each Note for which the Conversion Date has not occurred prior to the Effective Date, the Conversion Price shall be adjusted by multiplying the Conversion Price in effect immediately prior to the Effective Date by the following fraction:

A B

where:

		A	= the number of Shares in issue immediately before the issue of such Shares; and

		B	= the number of Shares in issue immediately after the issue of such Shares.

(k)
Effect of adjustment: The Conversion Price as adjusted pursuant to this Condition 19 shall apply, with effect from and including the Effective Date, to each Note for which the Conversion Date has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to these Conditions.

20.	Consolidation or Subdivision

	(a)	Adjustment event: If and whenever there shall be any consolidation or subdivision of the Shares, the Conversion Price shall be subject to adjustment in accordance with this Condition 20.

	(b)	Effective Date: For the purposes of this Condition 20, the “Effective Date” means the date on which such subdivision or consolidation becomes effective.

(c)
Adjustment to the Conversion Price: In relation to each Note for which the Conversion Date has not occurred prior to the Effective Date, the Conversion Price shall be adjusted by multiplying the Conversion Price in effect immediately prior to the Effective Date by the following fraction:

A
B

where:

		A	= the number of Shares in issue immediately before such alteration; and

		B	= the number of Shares in issue immediately after such alteration.

(d)
Effect of adjustment: The Conversion Price as adjusted pursuant to this Condition 20 shall apply, with effect from and including the Effective Date, to each Note for which the Conversion Date has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to these Conditions.

21.	Shares, Rights and Share-Related Securities Issued to Shareholders

(a)
Adjustment event: If and whenever the Issuer shall issue, grant or offer Shares, Share- Related Securities, Rights in respect of Shares or Rights in respect of Share-Related Securities to all or substantially all of the Shareholders as a class by way of rights as a result of which, in each case, Shareholders have the right to acquire Shares at a Consideration per Share which is less than 95 per cent. of the Current Market Price of the Shares on the Exchange Business Day immediately preceding the date of the first public announcement of such issue, grant or offer, the Conversion Price shall be subject to adjustment in accordance with this Condition 21.

	(b)	Effective Date: For the purposes of this Condition 21, the “Effective Date” means the first date on which the Shares are traded ex-rights, ex-warrants or ex- options on the Relevant Exchange.

(c)
Adjustment to the Conversion Price: In relation to each Note for which the Conversion Date has not occurred prior to the Effective Date, the Conversion Price shall be adjusted by multiplying the Conversion Price in effect immediately prior to the Effective Date by the following fraction:

A + B
A + C

where:

		A	=	the number of Shares in issue on the Exchange Business Day immediately preceding the date of such announcement;

		B	=	the number of Shares which the Aggregate Consideration would purchase at such Current Market Price; and

		C	=	(1) in the case of an issue, grant or offer of Shares, the number of Shares comprised in the issue, grant or offer; or

(2) in the case of an issue, grant or offer of Share-Related Securities or Rights, the maximum number of Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Shares pursuant to the terms of such Share-Related Securities or Rights at the initial price or rate.

(d)
Formula: If on the date (the “Specified Date”) of issue, grant or offer of the relevant Share-Related Securities, Rights in respect of Shares or Rights in respect of Share Related Securities to all or substantially all of the Shareholders as a class by way of rights the maximum number of Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Shares pursuant to the terms of such Share Related Securities or Rights is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time then, for the purposes of this Condition 21, “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such subscription, purchase or acquisition had taken place on the Specified Date.

(e)
Effect of adjustment: The Conversion Price as adjusted pursuant to this Condition 21 shall apply, with effect from and including the Effective Date, to each Note for which the Conversion Date has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to these Conditions.

22.	Issue of Other Securities to Shareholders

(a)
Adjustment event: If and whenever the Issuer shall issue any securities (other than Shares, Share-Related Securities, Rights in respect of Shares or Rights in respect of Share-Related Securities) to all or substantially all of the Shareholders as a class by way of rights or the Issuer shall issue or grant any Rights in respect of any securities (other than Shares, Share-Related Securities, Rights in respect of Shares or Rights in respect of Share-Related Securities) or assets to all or substantially all of the Shareholders as a class, the Conversion Price shall be subject to adjustment in accordance with this Condition 22.

	(b)	Effective Date: For the purposes of this Condition 22, “Effective Date” means the first date on which the Shares are traded ex-rights, ex-warrants or ex-options on the Relevant Exchange.

(c)
Adjustment to the Conversion Price: In relation to each Note for which the Conversion Date has not occurred prior to the Effective Date, the Conversion Price shall be adjusted by multiplying the Conversion Price in effect immediately prior to the Effective Date by the following fraction:

A – B
A

where:

		A	=	the Current Market Price of one Share on the Exchange Business Day immediately preceding the date of the first public announcement of the terms of such issue or grant; and

		B	=	the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Share.

(d)
Effect of adjustment: The Conversion Price as adjusted pursuant to this Condition 22 shall apply, with effect from and including the Effective Date, to each Note for which the Conversion Date has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to these Conditions.

23.	Issues of Shares at Below Current Market Price

(a)
Adjustment event: If and whenever the Issuer shall issue, wholly for cash, any Shares or the Issuer shall issue or grant, wholly for cash or for no consideration, Rights in respect of Shares or Rights in respect of Share-Related Securities as a result of which, in each case, persons to whom the Shares or Rights are issued or granted have the right to acquire Shares at a Consideration per Share which is less than 85 per cent. of the Current Market Price of the Shares on the Exchange Business Day immediately preceding the date of the first public announcement of such issue or grant, the Conversion Price shall be subject to adjustment in accordance with this Condition 23. However, if any such issue or grant also falls within the terms of Condition 21 (Shares, Rights and Share-Related Securities Issued to Shareholders) or constitutes an issue of Shares consequent upon the exercise of Conversion Rights or on the exercise of any other rights of conversion into, or exchange or subscription for, Shares, the Conversion Price shall not be subject to adjustment in accordance with this Condition 23.

	(b)	Effective Date: For the purposes of this Condition 23, the “Effective Date” means the date of issue of such Shares or, as the case may be, the issue or grant of such Rights.

(c)
Adjustment to the Conversion Price: In relation to each Note for which the Conversion Date has not occurred prior to the Effective Date, the Conversion Price shall be adjusted by multiplying the Conversion Price in effect immediately prior to the Effective Date by the following fraction:

A + B
A + C

where:

		A	=	the number of Shares in issue on the Exchange Business Day immediately preceding the date of such announcement;

		B	=	the number of Shares which the Aggregate Consideration would purchase at such Current Market Price; and

		C	=

(1) in the case of an issue of Shares, the number of Shares issued; or

(2) in the case of an issue or grant of Rights, the maximum number of Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Shares and, if applicable, Share-Related Securities pursuant to the terms of such Rights and, if applicable, Share-Related Securities at the initial price or rate, provided, however, that if any such adjustment would otherwise result in the Conversion Price being less than the Minimum Conversion Price, then the Conversion Price as adjusted pursuant to this Condition 23 shall be the Minimum Conversion Price.

(d)
Formula: If on the date (the “Specified Date”) of issue or grant of the relevant Rights in respect of Shares or Rights in respect of Share-Related Securities the maximum number of Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Shares and, if applicable, Share-Related Securities pursuant to the terms of such Rights and, if applicable, Share-Related Securities is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time then, for the purposes of this Condition 23, “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such subscription, purchase or acquisition had taken place on the Specified Date.

(e)
Effect of adjustment: The Conversion Price as adjusted pursuant to this Condition 23 shall apply, with effect from and including the Effective Date, to each Note for which the Conversion Date has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to these Conditions.

24.	Share-Related Securities Issued Other than to Shareholders

(a)
Adjustment event: If and whenever the Issuer or (pursuant to arrangements with the Issuer) any other person or entity shall issue, wholly for cash or for no consideration, any Share-Related Securities or shall grant to any existing securities so issued such rights as to make such securities Share-Related Securities as a result of which, in each case, persons to whom the Share-Related Securities or such rights are issued or granted have the right to acquire Shares at a Consideration per Share which is less than 85 per cent. of the Current Market Price of the Shares on the Exchange Business Day immediately preceding the date of the first public announcement of the terms of issue of such Share-Related Securities or the terms of such grant, the Conversion Price shall be subject to adjustment in accordance with this Condition 24. However, if any such issue or grant also falls within the terms of Condition 21 (Shares, Rights and Share-Related Securities Issued to Shareholders), Condition 22 (Issue of Other Securities to Shareholders) or Condition 23 (Issues of Shares at Below Current Market Price), the

Conversion Price shall not be subject to adjustment in accordance with this Condition 24.

	(b)	Effective Date: For the purposes of this Condition 24 the “Effective Date” means the date of issue of the Share-Related Securities or the grant of the relevant rights.

(c)
Adjustment to the Conversion Price: In relation to each Note for which the Conversion Date has not occurred prior to the Effective Date, the Conversion Price shall be adjusted by multiplying the Conversion Price in effect immediately prior to the Effective Date by the following fraction:

A + B
A + C

where:

		A	=	the number of Shares in issue on the Exchange Business Day immediately preceding the date of such announcement;

		B	=	the number of Shares which the Aggregate Consideration would purchase at such Current Market Price; and

		C	=
the maximum number of Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Shares pursuant to the terms of such Share-Related Securities at the initial price or rate.

provided, however, that if any such adjustment would otherwise result in the Conversion Price being less than the Minimum Conversion Price, then the Conversion Price as adjusted pursuant to this Condition 24 shall be the Minimum Conversion Price.

(d)
Formula: If on the date (the “Specified Date”) of issue of the relevant Share-Related Securities or date of grant of such rights the maximum number of Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Shares pursuant to the terms of such Share-Related Securities is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time then, for the purposes of this Condition 24, “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such subscription, purchase or acquisition had taken place on the Specified Date.

(e)
Effect of adjustment: The Conversion Price as adjusted pursuant to this Condition 24 shall apply, with effect from and including the Effective Date, to each Note for which the Conversion Date has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to these Conditions.

25.	Amendment of Terms of Rights or Share-Related Securities

(a)
Adjustment event: If and whenever the rights to subscribe for, purchase or otherwise acquire Shares pursuant to the terms of any Rights or Share-Related Securities are amended (other than in accordance with their terms of issue (including terms as to adjustment of such rights)) so that following such amendment the Consideration per Share is (1) reduced and (2) less than 85 per cent. of the Current Market Price of the Shares on the Exchange Business Day immediately preceding the date of the first public announcement of the proposals for such amendment, the Conversion Price shall be subject to adjustment in accordance with this Condition 25.

(b)	Effective Date: For the purposes of this Condition 25, “Effective Date” means the date of amendment of such rights.

(c)
Adjustment to the Conversion Price: In relation to each Note for which the Conversion Date has not occurred prior to the Effective Date, the Conversion Price shall be adjusted by multiplying the Conversion Price in effect immediately prior to the Effective Date by the following fraction:

A + B
A + C

where:

	A	is the number or Shares in issue on the Exchange Business Day immediately preceding the date of such announcement;

	B	is the number of Shares which the Aggregate Consideration (calculated taking account of the amended rights) would purchase at such Current Market Price; and

C
the maximum number of Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Shares pursuant to the terms of such Rights or Share-Related Securities at the amended subscription, purchase or acquisition price or rate (but giving credit in such manner as shall be Determined by an Expert to be appropriate for any previous adjustment under Condition 21 (Shares, Rights and Share-Related Securities Issued to Shareholders), Condition 24 (Share-Related Securities Issued Other than to Shareholders) or this Condition 25).

provided, however, that if any such adjustment would otherwise result in the Conversion Price being less than the Minimum Conversion Price, then the Conversion Price as adjusted pursuant to this Condition 25 shall be the Minimum Conversion Price.

(d)
Formula: If on the date (the “Specified Date”) of such amendment the maximum number of Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Shares pursuant to the terms of such Rights or Share-Related Securities is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time then, for the purposes of this Condition 25, “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such subscription, purchase or acquisition had taken place on the Specified Date.

(e)
Effect of adjustment: The Conversion Price as adjusted pursuant to this Condition 25 shall apply, with effect from and including the Effective Date, to each Note for which the Conversion Date has not occurred prior to the Effective

Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to these Conditions.

26.	Other Arrangements to Acquire Securities

(a)
Adjustment event: If and whenever the Issuer or (pursuant to arrangements with the Issuer) any other person or entity shall offer any securities in connection with which offer Shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them, the Conversion Price shall be subject to adjustment in accordance with this Condition 26. However, if any such offer also causes the Conversion Price to be adjusted within the terms of Condition 21 (Shares, Rights and Share-Related Securities Issued to Shareholders) or Condition 22 (Issue of Other Securities to Shareholders) (or would cause the Conversion Price to be so adjusted if the relevant Consideration per Share was less than 95 per cent. of the Current Market Price per Share on the relevant Exchange Business Day), the Conversion Price shall not be subject to adjustment in accordance with this Condition 26.

	(b)	Effective Date: For the purposes of this Condition 25, the “Effective Date” means the first date on which the Shares are traded ex-rights on the Relevant Exchange.

(c)
Adjustment to the Conversion Price: In relation to each Note for which the Conversion Date has not occurred prior to the Effective Date, the Conversion Price shall be adjusted by multiplying the Conversion Price in effect immediately prior to the Effective Date by the following fraction:

A – B
A

where:

		A	=	the Current Market Price of one Share on the Exchange Business Day immediately preceding the date of the first public announcement of such offer; and

		B	=	the Fair Market Value on the date of such announcement of the portion of the relevant offer attributable to one Share.

(d)
Effect of adjustment: The Conversion Price as adjusted pursuant to this Condition 26 shall apply, with effect from and including the Effective Date, to each Note for which the Conversion Date has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to these Conditions.

27.	Other Events; Contemporaneous Events

	(a)	Adjustment event: If the Issuer (after consultation with the Trustee) or the Trustee (after consultation with the Issuer) determines that:

(i)
an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to in Condition 18 (Extraordinary Dividends) to Condition 26 (Other Arrangements to Acquire Securities) (even if the relevant event or circumstance is specifically excluded from the operation of Condition 18 (Extraordinary Dividends) to Condition 26 (Other Arrangements to Acquire Securities)); or

(ii)
more than one event which gives rise or may give rise to an adjustment to the Conversion Price has occurred or will occur within such a short period of time that a modification to the operation of the adjustment provisions is required in order to give the intended result; or

(iii)
one event which gives rise or may give rise to more than one adjustment to the Conversion Price has occurred or will occur such that a modification to the operation of the adjustment provisions is required in order to give the intended result, the Issuer shall, at its own expense, use all reasonable endeavours to procure that such adjustment (if any) to the Conversion Price as is fair and reasonable to take account thereof and the date on which such adjustment should take effect shall be Determined by an Expert.

(b)
Effective Date: Upon such determination, the Issuer and the Trustee shall procure that such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided, however, that an adjustment shall only be made pursuant to this Condition 27 if the relevant Expert is requested to make such a determination not more than 60 days after the date on which the relevant event occurs or circumstances exist.

(c)
Certificate of Expert: If any doubt shall arise as to any appropriate adjustment to the Conversion Price, the Issuer shall use all reasonable endeavours to procure that the appropriate adjustment shall be Determined by an Expert and a certificate from the relevant Expert as to the appropriate adjustment to the Conversion Price shall, in the absence of manifest error, be conclusive and binding on all concerned.

28.	Minor Adjustments and No Adjustments

(a)
Rounding and adjustments of less than one per cent: On any adjustment of the Conversion Price, the resultant Conversion Price, if not an integral multiple of one cent, shall be rounded down to the nearest whole cent. No adjustment shall be made to the Conversion Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made, and any amount by which the Conversion Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment but such subsequent adjustment shall be made on the basis that the adjustment not required to be made had been made at the relevant time.

(b)
Employee share schemes: No adjustment shall be made to the Conversion Price where Shares or other securities (including rights, warrants or options) are issued, offered, exercised, allotted, appropriated, modified or granted to or for the benefit of employees or former employees (including directors holding or formerly holding executive office) pursuant to any employees’ share scheme or plan or consultants of the Issuer or any Subsidiary or any associated company of the Issuer pursuant to any other share scheme or plan (including a dividend reinvestment plan).

	(c)	Adjustments not permitted by law: The Conversion Price may not be adjusted so that exercise of the Conversion Right would require Shares to be issued in circumstances not permitted by applicable law.

29.	Adjustments for Conversion near a Record Date

(a)
Adjustment Event: If and whenever the Conversion Price is to be adjusted pursuant to any of Condition 18 (Extraordinary Dividends) to Condition 26 (Other Arrangements to Acquire Securities) and the Conversion Date in relation to any Note is either:

(i) after the Record Date for any such issue, distribution, grant or offer as is mentioned in the relevant Condition but before the relevant adjustment becomes effective under the relevant Condition; or

(ii)

before the Record Date for any such issue, distribution, grant or offer as is mentioned in the relevant Condition but in circumstances where the relevant Noteholder is unable, by the relevant Record Date, to become duly entitled to the Shares for the purpose of receiving the issue, distribution, grant or offer as is mentioned in the relevant Condition, the Conversion Right attaching to the relevant Note shall be subject to adjustment in accordance with this Condition 29.

	(b)	Adjustment to the Conversion Right: Upon the relevant adjustment becoming effective under the relevant Condition the Issuer shall procure either that:

(i)
there shall be issued to the converting Noteholder or in accordance with the instructions contained in the relevant Conversion Notice (subject to any applicable exchange control or other laws or other regulations) such additional number of Shares as, together with the Shares issued or to be issued on conversion of the relevant Note, is equal to the number of Shares which would have been required to be issued on conversion of such Note if the relevant adjustment to the Conversion Price had in fact been made and become effective immediately before the relevant Conversion Date; or

(ii)
if the Issuer makes a Cash Alternative Election in respect of any relevant Note, there shall be paid to the relevant Noteholder an additional amount (the “Additional Cash Amount”) equal to the product of (1) the additional number of Shares (including for this purpose any fractions) that would have been delivered to the relevant Noteholder pursuant to (i) above in the absence of a Cash Alternative Election and (2) the Volume Weighted Average Price per Share on the date on which relevant adjustment becomes effective under the relevant Condition (or if that is not an Exchange Business Day, on the next Exchange Business Day).

(c)
Shares in certificated form: If the Issuer does not make a Cash Alternative Election a certificate in respect of such Additional Shares will be dispatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) to the relevant Noteholder or as it may direct in the relevant Conversion Notice within 28 days following the relevant Conversion Date or the date of issue of the relevant Shares, if adjustment results from the issue of Shares, whichever is the later.

(d)
Trustee’s Discretion to Convert Before Redemption: In the case of an election by the Trustee pursuant to Condition 15 (Trustee’s Discretion to Convert Before Redemption), each reference to the Shares in Condition 15(e) (Trustee’s Discretion to Convert Before Redemption - Sale of Shares) shall be construed to include any such additional Shares.

(e)
Payment of Additional Cash Amount: If the Issuer does make a Cash Alternative Election in respect of the Notes being converted, the relevant Additional Cash Amount will be paid not later than seven days following the date on which the relevant adjustment becomes effective under the relevant Condition by U.S. dollar cheque drawn on, or by transfer to an U.S. dollar account maintained by the payee with, a bank in New York City, in accordance with instructions contained in the relevant Conversion Notice.

30.	Aggregate Consideration and Consideration per Share

	(a)	Applicability of this Condition: For the purpose of calculating any adjustment to the Conversion Price pursuant to this Condition, in the case of any:

		(i)	issue, grant or offer of Shares, Share-Related Securities, Rights in respect of Shares or Rights in respect of Share-Related Securities; or

		(ii)	grant to any existing securities issued of such rights as to make such securities Share-Related Securities; or

		(iii)	amendment of the terms of any Rights or Share-Related Securities (other than in accordance with their terms of issue),

the “Aggregate Consideration” and the “Number of Shares” shall be calculated or determined (if necessary) in accordance with the following provisions of this Condition 30 and the “Consideration per Share” shall, in each case, be the relevant Aggregate Consideration divided by the relevant Number of Shares.

	(b)	Shares for cash: In the case of an issue, grant or offer of Shares for cash:

(i)
the Aggregate Consideration shall be the amount of such cash, provided that in no such case shall any deduction be made for any commissions or any expenses paid or incurred by the Issuer for any underwriting of the issue or otherwise in connection therewith; and

		(ii)	the Number of Shares shall be the number of Shares so issued, granted or offered.

	(c)	Shares not for cash: In the case of the issue, grant or offer of Shares for a consideration in whole or in part other than cash:

(i)
the Aggregate Consideration shall be the amount of such cash (if any) plus the consideration other than cash, which shall be deemed to be the Fair Market Value thereof or, if pursuant to applicable law such determination is to be made by application to a court of competent jurisdiction, the value thereof as determined by such court or an appraiser appointed by such court, irrespective of the accounting treatment thereof; and

		(ii)	the Number of Shares shall be the number of Shares so issued, granted or offered.

	(d)	Issue of Share-Related Securities: In the case of the issue, grant or offer of Share-Related Securities or Rights in respect of Share-Related Securities or the grant to any securities issued of such rights as to make such securities Share-Related Securities:

	(i)	the Aggregate Consideration shall be:

		(A)	the consideration (if any) received by the Issuer for such Share-Related Securities and (if applicable) Rights or, as the case may be, such grant; plus

(B)
the additional consideration (if any) to be received by the Issuer upon (and assuming) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Shares pursuant to the terms of such Share-Related Securities at the initial price or rate and (if applicable) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Share-Related Securities pursuant to the terms of such Rights at the initial price or rate, the consideration in each case to be determined in the same manner as provided in paragraphs (b) and (c) of this Condition 30; and

(ii)
the Number of Shares shall be the number of Shares to be issued upon (and assuming) such exercise in full of the rights to subscribe for, purchase or otherwise acquire Shares pursuant to the terms of such Share-Related Securities at the initial price or rate and (if applicable) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Share-Related Securities pursuant to the terms of such Rights at the initial price or rate.

(e)
Amendment of Share-Related Securities/Rights in respect of Share-Related Securities: In the case of the amendment of the terms of any Share-Related Securities and/or Rights in respect of Share-Related Securities (in either case, other than in accordance with their terms of issue):

	(i)	the Aggregate Consideration shall be:

		(A)	the consideration (if any) received by the Issuer for such amendment; plus

(B)
the additional consideration (if any) to be received by the Issuer upon (and assuming) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Shares pursuant to the terms of such Share-Related Securities at the initial price or rate or (in the case of an amendment to the terms of such Share-Related Securities) the amended price or rate and (if applicable) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Share-Related Securities pursuant to the terms of such Rights at the initial price or rate or (in the case of an amendment to the terms of such Rights) the amended price or rate, the consideration in each case to be determined in the same manner as provided in paragraphs (b) and (c) of this Condition 30; and

	(ii)	the Number of Shares shall be the number of Shares to be issued upon (and assuming) such exercise in full of the rights to subscribe for,

purchase or otherwise acquire Shares pursuant to the terms of such Share-Related Securities at the initial price or rate or (in the case of an amendment to the terms of such Share-Related Securities) the amended price or rate and (if applicable) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Share-Related Securities pursuant to the terms of such Rights at the initial price or rate or (in the case of an amendment to the terms of such Rights) the amended price or rate.

(f)
Rights in respect of Shares: In the case of the issue, grant or offer of Rights in respect of Shares or the amendment of the terms of any Rights in respect of Shares (other than in accordance with their terms of issue):

		(i)	the Aggregate Consideration shall be:

			(A)	the consideration received by the Issuer for any such Rights or, as the case may be, such amendment; plus

(B)
the additional consideration to be received by the Issuer upon (and assuming) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Shares pursuant to the terms of such Rights at the initial price or rate or (in the case of an amendment to the terms of such Rights) the amended price or rate, the consideration in each case to be determined in the same manner as provided in paragraphs (b) and (c) of this Condition 30; and

(ii)
the Number of Shares shall be the number of Shares to be issued upon (and assuming) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Shares pursuant to the terms of such Rights at the initial price or rate or (in the case of an amendment to the terms of such Rights) the amended price or rate.

(g)
Currency translation: If any of the consideration referred to in any of the preceding paragraphs of this Condition 30 is receivable in a currency other than U.S. dollars, such consideration shall be translated into U.S. dollars for the purposes of this Condition 30:

(i)
in any case where there is a fixed rate of exchange between U.S. dollars and the relevant currency for the purposes of the issue, grant or offer of the Shares, Share-Related Securities or Rights, the exercise of the rights to subscribe for, purchase or otherwise acquire Share-Related Securities pursuant to the terms of such Rights or the exercise of the rights to subscribe for, purchase or otherwise acquire Shares pursuant to the terms of such Rights or Share-Related Securities, at such fixed rate of exchange; and

		(ii)	in all other cases, at the Screen Rate on the date as of which the said consideration is required to be calculated.

31.

Trustee Not Obliged to Monitor

The Trustee shall not be under any duty to monitor or make enquiries as to whether or not any event or circumstance which gives rise or may give rise to an adjustment to the

Conversion Price has occurred or may occur and will not be responsible to Noteholders for any loss arising from any failure by it to do so.

32.

Notice of Adjustment of the Conversion Price

The Issuer shall give notice to the Trustee, to the Noteholders in accordance with Condition 47 (Notices) and to the Luxembourg Stock Exchange (so long as the Notes are listed on the Luxembourg Stock Exchange) of any adjustment of the Conversion Price or the Minimum Conversion Price as soon as reasonably practicable following the determination thereof.

COVENANTS RELATING TO THE EQUITY OPTION

33.

Shares Available

For so long as any Conversion Right remains exercisable, the Issuer shall keep available for issue free from pre-emptive or other similar rights out of its authorised but unissued share capital such number of Shares as would enable such Conversion Right to be satisfied in full.

34.

Listing of Shares Issued upon Conversion

The Issuer shall use all reasonable endeavours to ensure that the Shares issued upon exercise of any Conversion Right will be admitted to listing on the Relevant Exchange in accordance with its rules and will be admitted to listing, trading and/or quotation by such other or further listing authorities, stock exchanges and/or quotation systems by which the Shares are then (following application by or on behalf of the Issuer) admitted to listing, trading and/or quotation in accordance with their respective rules.

35.	Corporate Reorganisation

(a) Merger; sale of assets: Subject as provided in Condition 35(b) (Corporate Reorganisation - Ineligible Consideration), in the event of any:

(i)
consolidation, amalgamation, statutory arrangement, merger or binding share exchange of the Issuer with any other corporation (other than a consolidation, amalgamation or merger in which the Issuer is the continuing corporation) (the “Successor Corporation”); or

(ii) sale or transfer of all or substantially all of the assets of the Issuer,

the Issuer shall immediately notify the Noteholders and the Trustee of such event and use all reasonable endeavours to cause the corporation resulting from such consolidation, amalgamation or merger or the corporation which shall have acquired such assets, as the case may be, to execute a trust deed supplemental to the Trust Deed providing that the holder of each Note then outstanding shall have the right (during the Conversion Period) to convert such Note into the class and amount of shares and other securities and property receivable upon such consolidation, amalgamation, merger, sale or transfer by a holder of the number of Shares into which such Note would have been converted had the relevant Conversion Date fallen immediately prior to such consolidation, amalgamation, merger, sale or transfer.

(b)
Ineligible Consideration: If prior to 26 February 2009 the Noteholders would otherwise be entitled to receive upon conversion of the Notes any property (including cash) or securities which would not constitute “prescribed securities” for the purpose of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) (the “Ineligible Consideration”) pursuant to the Condition 35(a) (Corporate Reorganisation - Merger; sale of assets), such Noteholders will not be entitled to receive such Ineligible Consideration but the Issuer shall have the right to deliver, or will use all reasonable endeavours to cause the Successor Corporation to have the right to deliver, as the case may be, at the sole option of the Issuer or the Successor Corporation, as the case may be, either such Ineligible Consideration or “prescribed securities” with a market value comparable to such Ineligible Consideration.

(c)
Other adjustments: Such supplemental trust deed shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in these Conditions. The undertaking contained in this Condition 35 is without prejudice to the provisions of Condition 17 (Change of Control) and shall apply in the same way to any subsequent consolidations, amalgamations, mergers, sales or transfers.

(d)

Notice: Promptly upon execution and delivery of such supplemental trust deed the Issuer shall give notice to the Trustee, to the Noteholders in accordance with Condition 47 (Notices) and to the Luxembourg Stock Exchange (so long as the Notes are listed on the Luxembourg Stock Exchange) stating the consideration into which the Notes will be convertible after the execution and delivery of such supplemental trust deed.

In general, “prescribed securities” would include the Shares and other shares of the Issuer which are not redeemable or convertible by the holder prior to 26 February 2009.

36.

Restriction on New Classes of Shares

For so long as any Conversion Right remains exercisable, the Issuer shall not create or permit there to be in issue any class of equity shares carrying any rights which are more favourable than the rights attaching to the Shares with respect to voting, dividends or liquidation, where “equity shares” means any shares in the capital of the Issuer other than shares which neither as respects dividends nor as respect capital carry any right to participate beyond a specified amount in a distribution, whether in a liquidation or otherwise.

37.

Frustration of Conversion Right

For so long as any Conversion Right remains exercisable, the Issuer shall not take any action which would have the effect, or but for the provisions of Condition 28(c) (Minor Adjustments and No Adjustments - Adjustments not permitted by law) would have the effect, that exercise of the Conversion Right would require Shares to be issued in circumstances not permitted by applicable law.

38.

Capitalisation of Profits or Reserves

For so long as any Conversion Right remains exercisable, the Issuer shall not issue or pay up any securities, in either case, by way of capitalisation of profits or reserves, except:

	(a)	where such action gives rise (or would, but for the provisions of Condition 28 (Minor Adjustments and No Adjustments), give rise) to an adjustment to the Conversion Price;

	(b)	where such action constitutes a Dividend in Shares which does not give rise to an adjustment to the Conversion Price; or

	(c)	by the issue of fully paid equity share capital (other than Shares) to the holders of equity share capital of the same class and other persons entitled thereto.

39.	Reduction of Share Capital For so long as any Conversion Right remains exercisable, the Issuer shall not reduce its issued share capital except where such reduction:

	(a)	gives rise (or would, but for the provisions of Condition 28 (Minor Adjustments and No Adjustments), give rise) to an adjustment to the Conversion Price;

	(b)	is pursuant to the terms of the relevant share capital; or

	(c)	is by means of a purchase or redemption of share capital.

MISCELLANEOUS PROVISIONS

40.

Determined by an Expert

In relation to any matter required by these Conditions or the Trust Deed to be Determined by an Expert, the Issuer shall promptly appoint an Expert with the prior written approval of the Trustee. If when any matter is required by these Conditions or the Trust Deed to be Determined by an Expert, the Issuer shall within a reasonable time fail to appoint an Expert the Trustee shall be entitled (but not obliged) to make such appointment. In either case, any such appointment shall be for the account of the Issuer.

41.

Prescription

Claims for principal shall become void unless the relevant Notes are presented for payment within 10 years of the appropriate Relevant Date. Claims for interest shall become void unless the relevant Coupons are presented for payment within five years of the appropriate Relevant Date.

42.

Replacement of Notes and Coupons

If any Note or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of the Principal Paying and Conversion Agent and the Paying and Conversion Agent having its Specified Office in Luxembourg, subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require.

Mutilated or defaced Notes or Coupons must be surrendered before replacements will be issued.

43.	Trustee and Paying and Conversion Agents

(a)
Role of Trustee: Under the Trust Deed, the Trustee is entitled to be indemnified and relieved from responsibility in certain circumstances and to be paid its costs and expenses in priority to the claims of the Noteholders. In addition, the Trustee is entitled to enter into business transactions with the Issuer and any entity relating to the Issuer without accounting for any profit. In the exercise of its powers and discretions under these Conditions and the Trust Deed, the Trustee will have regard to the interests of the Noteholders as a class and will not be responsible for any consequence for individual holders of Notes or Coupons as a result of such holders being connected in any way with a particular territory or taxing jurisdiction.

(b)
Roles of Paying and Conversion Agents: In acting under the Agency Agreement and in connection with the Notes and the Coupons, the Paying and Conversion Agents act solely as agents of the Issuer and (to the extent provided therein) the Trustee and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders or Couponholders.

(c)

Changes to Paying and Conversion Agents: The initial Paying and Conversion Agents and their initial Specified Offices are listed below. The Issuer reserves the right (with the prior approval of the Trustee) at any time to vary or terminate the appointment of any Paying and Conversion Agent and to appoint a successor principal paying and conversion agent and additional or successor paying and conversion agents; provided, however, that the Issuer shall at all times maintain a principal paying and conversion agent and (b) a paying and conversion agent in Luxembourg and (c), if European Council Directive 2003/48.EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 is brought into force, it will ensure that it maintains a paying and conversion agent in an EU Member State that will not be obliged to withhold or deduct tax pursuant to such Directive.

Notice of any change in any of the Paying and Conversion Agents or in their Specified Offices shall promptly be given to the Noteholders.

44.	Meetings of Noteholders; Modification and Waiver

(a)
Meetings of Noteholders: The Trust Deed contains provisions for convening meetings of Noteholders to consider matters relating to the Notes, including the modification of any provision of these Conditions or the Trust Deed. Any such modification may be made if sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Issuer or the Trustee and shall be convened by the Trustee upon the request in writing of Noteholders holding not less than one-tenth of the aggregate principal amount of the outstanding Notes. The quorum at any meeting convened to vote on an Extraordinary Resolution will be two or more persons holding or representing one more than half of the aggregate principal amount of the outstanding Notes or, at any adjourned meeting, two or more persons being or representing Noteholders whatever the principal amount of the Notes held or represented; provided, however, that Reserved Matters may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders at which two or more persons holding or representing not less than three-quarters or, at any adjourned meeting, one quarter of the aggregate principal amount of the outstanding Notes form a quorum. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Noteholders and Couponholders, whether present or not.

In addition, a resolution in writing signed by or on behalf of all Noteholders who for the time being are entitled to receive notice of a meeting of Noteholders under the Trust Deed will take effect as if it were an Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders.

(b)

Modification and waiver: The Trustee may, without the consent of the Noteholders or Couponholders agree to any modification of these Conditions or the Trust Deed (other than in respect of a Reserved Matter) which is, in the opinion of the Trustee, proper to make if, in the opinion of the Trustee, such modification will not be materially prejudicial to the interests of Noteholders and to any modification of the Notes or the Trust Deed which is of a formal, minor or technical nature or is to correct a manifest error.

In addition, the Trustee may, without the consent of the Noteholders or Couponholders authorise or waive any proposed breach of breach of the Notes or the Trust Deed (other than a proposed breach or breach relating to the subject of a Reserved Matter) if, in the opinion of the Trustee, the interests of the Noteholders will not be materially prejudiced thereby.

Unless the Trustee agrees otherwise, any such authorisation, waiver or modification shall be notified to the Noteholders as soon as practicable thereafter.

45.

Enforcement

The Trustee may at any time, at its discretion and without notice, institute such proceedings as it thinks fit to enforce its rights under the Trust Deed in respect of the Notes, but it shall not be bound to do so unless:

	(a)	it has been so requested in writing by the holders of at least one quarter of the aggregate principal amount of the outstanding Notes or has been so directed by an Extraordinary Resolution; and

	(b)	it has been indemnified or provided with security to its satisfaction.

No Noteholder may proceed directly against the Issuer unless the Trustee, having become bound to do so, fails to do so within a reasonable time and such failure is continuing.

46.

Further Issues

The Issuer may from time to time, without the consent of the Noteholders or the Couponholders and in accordance with the Trust Deed, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes. The Issuer may from time to time, with the consent of the Trustee, create and issue other series of notes having the benefit of the Trust Deed.

47.

Notices

Notices to the Noteholders shall be valid if published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or, if such publication is not practicable, in a leading English language daily newspaper having general circulation in Europe. Any such notice shall be deemed to have been given on the date of first publication. Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the Noteholders.

48.	Governing Law and Jurisdiction

	(a)	Governing law: The Trust Deed and the Notes and all matters arising from or connected with the Trust Deed and the Notes are governed by, and shall be construed in accordance with, English law.

(b)
Jurisdiction: The Issuer has in the Trust Deed (i) agreed for the benefit of the Trustee and the Noteholders that the courts of England shall have exclusive jurisdiction to settle any dispute (a “Dispute”) arising from or connected with the Notes; (ii) agreed that those courts are the most appropriate and convenient courts to settle any Dispute and, accordingly, that it will not argue that any other courts are more appropriate or convenient; and (iii) designated a person in England to accept service of any process on its behalf. The Trust Deed also states that nothing contained in the Trust Deed prevents the Trustee or any of the Noteholders from taking proceedings relating to a Dispute (“Proceedings”) in any other courts with jurisdiction and that, to the extent allowed by law, the Trustee or any of the Noteholders may take concurrent Proceedings in any number of jurisdictions.

SCHEDULE 3

Part A
Provisions For Meetings Of Noteholders

1.

Definitions
In this Trust Deed and the Conditions, the following expressions have the following meanings:

"Block Voting Instruction" means, in relation to any Meeting, a document in the English language issued by a Paying and Conversion Agent:

(a)
certifying that certain specified Notes (each a "Deposited Note") have been deposited with such Paying and Conversion Agent (or to its order at a bank or other depositary) or blocked in an account with a clearing system and will not be released until the earlier of:

		(i)	the conclusion of the Meeting; and

(ii)
the surrender to such Paying and Conversion Agent, not less than 48 hours before the time fixed for the Meeting (or, if the Meeting has been adjourned, the time fixed for its resumption), of the receipt for the deposited or blocked Notes and notification thereof by such Paying and Conversion Agent to the Issuer and the Trustee; and

(b)
certifying that the depositor of each Deposited Note or a duly authorised person on its behalf has instructed the relevant Paying and Conversion Agent that the votes attributable to such Deposited Note are to be cast in a particular way on each resolution to be put to the Meeting and that, during the period of 48 hours before the time fixed for the Meeting, such instructions may not be amended or revoked;

(c)
listing the total number and (if in definitive form) the certificate numbers of the Deposited Notes, distinguishing for each resolution between those in respect of which instructions have been given to vote for, or against, the resolution; and

	(d)	authorising a named individual or individuals to vote in respect of the Deposited Notes in accordance with such instructions;

"Chairman" means, in relation to any Meeting, the individual who takes the chair in accordance with paragraph 7 (Chairman);

"Extraordinary Resolution" means a resolution passed at a Meeting duly convened and held in accordance with this Schedule by a majority of not less than three quarters of the votes cast;

"Meeting" means a meeting of Noteholders (whether originally convened or resumed following an adjournment);

"Proxy" means, in relation to any Meeting, a person appointed to vote under a Block Voting Instruction other than:

(a)
any such person whose appointment has been revoked and in relation to whom the relevant Paying and Conversion Agent has been notified in writing of such revocation by the time which is 48 hours before the time fixed for such Meeting; and

(b)	any such person appointed to vote at a Meeting which has been adjourned for want of a quorum and who has not been re-appointed to vote at the Meeting when it is resumed;

"Relevant Fraction" means:

(a)	for all business other than voting on an Extraordinary Resolution, one tenth;

(b)	for voting on any Extraordinary Resolution other than one relating to a Reserved Matter, one more than half; and

(c)	for voting on any Extraordinary Resolution relating to a Reserved Matter, not less than three quarters;

provided, however, that, in the case of a Meeting which has resumed after adjournment for want of a quorum, it means:

(i)
for all business other than voting on an Extraordinary Resolution relating to a Reserved Matter, the fraction of the aggregate principal amount of the outstanding Notes represented or held by the Voters actually present at the Meeting; and

(ii)	for voting on any Extraordinary Resolution relating to a Reserved Matter, not less than one quarter;

"Voter" means, in relation to any Meeting, the bearer of a Voting Certificate, a Proxy or the bearer of a definitive Note who produces such definitive Note at the Meeting;

"Voting Certificate" means, in relation to any Meeting, a certificate in the English language issued by a Paying and Conversion Agent and dated in which it is stated:

(a)
that certain specified Notes (the "Deposited Notes") have been deposited with such Paying and Conversion Agent (or to its order at a bank or other depositary) or blocked in an account with a clearing system and will not be released until the earlier of:

(i) the conclusion of the Meeting; and

(ii) the surrender of such certificate to such Paying and Conversion Agent; and

(b)	that the bearer of such certificate is entitled to attend and vote at the Meeting in respect of the Deposited Notes;

"Written Resolution" means a resolution in writing signed by or on behalf of all holders of Notes who for the time being are entitled to receive notice of a Meeting in accordance with the provisions of this Schedule, whether contained in one document or several documents in the same form, each signed by or on behalf of one or more such holders of the Notes;

"24 hours" means a period of 24 hours including all or part of a day (disregarding for this purpose the day upon which such Meeting is to be held) upon which banks are open for business in both the place where the relevant Meeting is to be held and in each of the places where the Paying and Conversion Agents have their Specified Offices and such period shall be extended by one period or, to the extent necessary, more periods of 24 hours until there is included as aforesaid all or part of a day upon which banks are open for business as aforesaid; and

"48 hours" means 2 consecutive periods of 24 hours.

2.

Issue of Voting Certificates and Block Voting Instructions
The holder of a Note may obtain a Voting Certificate from any Paying and Conversion Agent or require any Paying and Conversion Agent to issue a Block Voting Instruction by depositing such Note with such Paying and Conversion Agent or arranging for such Note to be (to its satisfaction) held to its order or under its control or blocked in an account with a clearing system not later than 48 hours before the time fixed for the relevant Meeting. A Voting Certificate or Block Voting Instruction shall be valid until the release of the deposited Notes to which it relates. So long as a Voting Certificate or Block Voting Instruction is valid, the bearer thereof (in the case of a Voting Certificate) or any Proxy named therein (in the case of a Block Voting Instruction) shall be deemed to be the holder of the Notes to which it relates for all purposes in connection with the Meeting. A Voting Certificate and a Block Voting Instruction cannot be outstanding simultaneously in respect of the same Note.

3.

References to deposit/release of Notes
Where Notes are within Euroclear or Clearstream, Luxembourg or any other clearing system, references to the deposit, or release, of Notes shall be construed in accordance with the usual practices (including blocking the relevant account) of Euroclear or Clearstream, Luxembourg or such other clearing system.

4.

Validity of Block Voting Instructions
Block Voting Instruction shall be valid only if deposited at the Specified Office of the relevant Paying and Conversion Agent or at some other place approved by the Trustee, at least 24 hours before the time fixed for the relevant Meeting or the Chairman decides otherwise before the Meeting proceeds to business. If the Trustee requires, a notarised copy of each Block Voting Instruction and satisfactory proof of the identity of each Proxy named therein shall be produced at the Meeting, but the Trustee shall not be obliged to investigate the validity of any Block Voting Instruction or the authority of any Proxy.

5.	Convening of Meeting The Issuer or the Trustee may convene a Meeting at any time, and the Trustee shall be obliged to do so subject to its being indemnified and/or secured to its satisfaction upon the request in writing of Noteholders holding not less than one tenth of the aggregate principal amount of the outstanding Notes. Every Meeting shall be held on a date, and at a time and place, approved by the Trustee.

6.

Notice
At least 21 days' notice (exclusive of the day on which the notice is given and of the day on which the relevant Meeting is to be held) specifying the date, time and place of the Meeting shall be given to the Noteholders and the Paying and Conversion Agents (with a copy to the Issuer) where the Meeting is convened by the Trustee or, where the Meeting is convened by the Issuer, the Trustee. The notice shall set out the full text of any resolutions to be proposed unless the Trustee agrees that the notice shall instead specify the nature of the resolutions without including the full text and shall state that the Notes may be deposited with, or to the order of, any Paying and Conversion Agent for the purpose of obtaining Voting Certificates or appointing Proxies not later than 48 hours before the time fixed for the Meeting.

7.

Chairman
An individual (who may, but need not, be a Noteholder) nominated in writing by the Trustee may take the chair at any Meeting but, if no such nomination is made or if the individual nominated is not present within 15 minutes after the time fixed for the Meeting, those present shall elect one of themselves to take the chair failing which, the Issuer may appoint a Chairman. The Chairman of an adjourned Meeting need not be the same person as was the Chairman of the original Meeting.

8.

Quorum
The quorum at any Meeting shall be at least two Voters representing or holding not less than the Relevant Fraction of the aggregate principal amount of the outstanding Notes; provided, however, that, so long as at least the Relevant Fraction of the aggregate principal amount of the outstanding Notes is represented by the Temporary Global Note and the Permanent Global Note, a single Voter appointed in relation thereto or being the holder of the Notes represented thereby shall be deemed to be two Voters for the purpose of forming a quorum.

9.	Adjournment for want of quorum If within 15 minutes after the time fixed for any Meeting a quorum is not present, then:

	(a)	in the case of a Meeting requested by Noteholders, it shall be dissolved; and

(b)
in the case of any other Meeting (unless the Issuer and the Trustee otherwise agree), it shall be adjourned for such period (which shall be not less than 14 days and not more than 42 days) and to such place as the Chairman determines (with the approval of the Trustee); provided, however, that:

		(i)	the Meeting shall be dissolved if the Issuer and the Trustee together so decide; and

		(ii)	no Meeting may be adjourned more than once for want of a quorum.

10.
Adjourned Meeting
The Chairman may, with the consent of, and shall if directed by, any Meeting adjourn such Meeting from time to time and from place to place, but no business shall be transacted at any adjourned Meeting except business which might lawfully have been transacted at the Meeting from which the adjournment took place.

11.	Notice following adjournment Paragraph 6 (Notice) shall apply to any Meeting which is to be resumed after adjournment for want of a quorum save that:

	(a)	10 days' notice (exclusive of the day on which the notice is given and of the day on which the Meeting is to be resumed) shall be sufficient; and

	(b)	the notice shall specifically set out the quorum requirements which will apply when the Meeting resumes.

It shall not be necessary to give notice of the resumption of a Meeting which has been adjourned for any other reason.

12.	Participation The following may attend and speak at a Meeting:

	(a)	Voters;

	(b)	representatives of the Issuer and the Trustee;

	(c)	the financial advisers of the Issuer and the Trustee;

	(d)	the legal counsel to the Issuer and the Trustee and such advisers; and

	(e)	any other person approved by the Meeting or the Trustee.

13.
Show of hands
Every question submitted to a Meeting shall be decided in the first instance by a show of hands. Unless a poll is validly demanded before or at the time that the result is declared, the Chairman's declaration that on a show of hands a resolution has been passed, passed by a particular majority, rejected or rejected by a particular majority shall be conclusive, without proof of the number of votes cast for, or against, the resolution. Where there is only one Voter, this paragraph shall not apply and the resolution will immediately be decided by means of a poll.

14.
Poll
A demand for a poll shall be valid if it is made by the Chairman, the Issuer, the Trustee or one or more Voters representing or holding not less than one fiftieth of the aggregate principal amount of the outstanding Notes. The poll may be taken immediately or after such adjournment as the Chairman directs, but any poll demanded on the election of the Chairman or on any question of adjournment shall be taken at the Meeting without adjournment. A valid demand for a poll shall not prevent the continuation of the relevant Meeting for any other business as the Chairman directs.

15.	Votes Every Voter shall have:

	(a)	on a show of hands, one vote; and

	(b)	on a poll, one vote in respect of each U.S.$10,000 in aggregate face amount of the outstanding Note(s) represented or held by him.

Unless the terms of any Block Voting Instruction state otherwise, a Voter shall not be obliged to exercise all the votes to which he is entitled or to cast all the votes which he exercises in the same way. In the case of a voting tie the Chairman shall have a casting vote.

16.

Validity of Votes by Proxies
Any vote by a Proxy in accordance with the relevant Block Voting Instruction shall be valid even if such Block Voting Instruction or any instruction pursuant to which it was given has been amended or revoked, provided that none of the Issuer, the Trustee or the Chairman has been notified in writing of such amendment or revocation by the time which is 24 hours before the time fixed for the relevant Meeting. Unless revoked, any appointment of a Proxy under a Block Voting Instruction in relation to a Meeting shall remain in force in relation to any resumption of such Meeting following an adjournment; provided, however, that no such appointment of a Proxy in relation to a Meeting originally convened which has been adjourned for want of a quorum shall remain in force in relation to such Meeting when it is resumed. Any person appointed to vote at such a Meeting must be re-appointed under a Block Voting Instruction to vote at the Meeting when it is resumed.

17.	Powers A Meeting shall have power (exercisable only by Extraordinary Resolution), without prejudice to any other powers conferred on it or any other person:

	(a)	to approve any Reserved Matter;

(b)
to approve any proposal by the Issuer for any modification, abrogation, variation or compromise of any provisions of this Trust Deed or the Conditions or any arrangement in respect of the obligations of the Issuer under or in respect of the Notes;

	(c)	to approve the substitution of any person for the Issuer (or any previous substitute) as principal obligor under the Notes;

(d)
to waive any breach or authorise any proposed breach by the Issuer of its obligations under or in respect of this Trust Deed or the Notes or any act or omission which might otherwise constitute an event of default under the Notes;

	(e)	to remove any Trustee;

	(f)	to approve the appointment of a new Trustee;

(g)
to authorise the Trustee (subject to its being indemnified and/or secured to its satisfaction) or any other person to execute all documents and do all things necessary to give effect to any Extraordinary Resolution;

	(h)	to discharge or exonerate the Trustee from any liability in respect of any act or omission for which it may become responsible under this Trust Deed or the Notes;

	(i)	to give any other authorisation or approval which under this Trust Deed or the Notes is required to be given by Extraordinary Resolution; and

(j)
to appoint any persons as a committee to represent the interests of the Noteholders and to confer upon such committee any powers which the Noteholders could themselves exercise by Extraordinary Resolution.

18.

Extraordinary Resolution binds all holders
An Extraordinary Resolution shall be binding upon all Noteholders and Couponholders, whether or not present at such Meeting, and each of the Noteholders shall be bound to give effect to it accordingly. Notice of the result of every vote on an Extraordinary Resolution shall be given to the Noteholders and the Paying and Conversion Agents (with a copy to the Issuer and the Trustee) within 14 days of the conclusion of the Meeting.

19.

Minutes
Minutes of all resolutions and proceedings at each Meeting shall be made. The Chairman shall sign the minutes, which shall be prima facie evidence of the proceedings recorded therein. Unless and until the contrary is proved, every such Meeting in respect of the proceedings of which minutes have been summarised and signed shall be deemed to have been duly convened and held and all resolutions passed or proceedings transacted at it to have been duly passed and transacted.

20.	Written Resolution A Written Resolution shall take effect as if it were an Extraordinary Resolution.

21.
Further regulations
Subject to all other provisions contained in this Trust Deed, the Trustee may without the consent of the Issuer or the Noteholders prescribe such further regulations regarding the holding of Meetings of Noteholders and attendance and voting at them as the Trustee may in its sole discretion determine.

EXECUTION CLAUSES

SIGNED as a DEED	)
by BEMA GOLD CORPORATION	)	MARK CORRA
acting by:	)
acting by:	)

SIGNED as a DEED	)	CHRISTOPHER SUTHERLAND
by BNY TRUST COMPANY	)
OF CANADA	)
acting by:	)
acting by:	)